                               [LORAL SPACE LOGO]

                               OFFER TO EXCHANGE
                                   SHARES OF
          6% SERIES C CONVERTIBLE REDEEMABLE PREFERRED STOCK DUE 2006
                            ------------------------

     We are offering to exchange:

     - 4.1 shares of our Common Stock, par value $0.01 per share ("Common
       Stock")

                                      for

     - Each outstanding share of 6% Series C Convertible Redeemable Preferred Stock due 2006 ("Preferred Stock"), validly tendered.

     Under the terms of the Preferred Stock, each share of Preferred Stock is currently convertible at the option of the Holder into 2.5 shares of Common Stock.

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MARCH 22, 2001, UNLESS EXTENDED (THE "EXPIRATION DATE").

     We will accept shares of Preferred Stock validly tendered for exchange and not withdrawn as of the Expiration Date, upon the terms and conditions set forth herein and in the accompanying Letter of Transmittal (the "Letter of Transmittal"). This Exchange Offer is not subject to any minimum on the number of shares of Preferred Stock tendered. This Offer to Exchange and the Letter of Transmittal together constitute the "Exchange Offer."

     If you tender shares of Preferred Stock, you will not receive any dividends with respect to such shares, including dividends accumulated to date. If you do not tender your shares of Preferred Stock, there can be no assurance that you will receive any such dividends in the future.

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 AND "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" BEGINNING ON PAGE 38 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

     You may direct questions and requests for assistance or additional copies of this Offer to Exchange, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related documents to the Information Agent at the address and telephone number set forth on the back cover page.

     The date of this Offer to Exchange is February 22, 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction or determined if this document is accurate or complete.

     WE ARE NOT AND OUR BOARD OF DIRECTORS IS NOT MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF PREFERRED STOCK. YOU MUST MAKE THE DECISION WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

                   IMPORTANT INFORMATION REGARDING THE OFFER

     We are not aware of any jurisdiction where making the Exchange Offer is not in compliance with applicable law. If we become aware that the Exchange Offer is not in compliance with any jurisdiction's valid applicable law, we will make a good faith effort to comply with such law. If with our good faith efforts, we cannot comply with such law, the Exchange Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Preferred Stock residing in such jurisdiction. If any jurisdiction's securities or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under such jurisdiction's laws.

     You should rely only on the information incorporated by reference or provided in this Offer to Exchange. We have not authorized anyone to provide you with different information. You should not assume that the information in this Offer to Exchange or any supplement is accurate as of any date other than the date on the cover of the document. By tendering your Preferred Stock, you represent that you are basing your decision solely on this Offer to Exchange and your own examination of our company and the terms of the proposed exchange, including the merits and risks involved.

     The contents of this Offer to Exchange should not be construed as legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor as to such matters.

                     CAUTION AS TO UNAUTHORIZED STATEMENTS

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING PREFERRED STOCK UNDER THE EXCHANGE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY US.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
RISK FACTORS................................................    9
CAUTION AS TO FORWARD-LOOKING STATEMENTS....................   17
CERTAIN INFORMATION ABOUT THE COMPANY.......................   17
REGULATION..................................................   23
MANAGEMENT..................................................   27
REASONS FOR THE EXCHANGE OFFER..............................   27
USE OF PROCEEDS.............................................   27
THE EXCHANGE OFFER..........................................   28
DESCRIPTION OF PREFERRED STOCK..............................   35
DESCRIPTION OF COMMON STOCK.................................   37
MARKET FOR COMMON STOCK AND PREFERRED STOCK.................   37
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES......   38
CERTAIN SECURITIES LAWS CONSIDERATIONS......................   38
INTERESTS OF DIRECTORS AND OFFICERS.........................   39
CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.................   39
FEES AND EXPENSES...........................................   39
INDEPENDENT AUDITORS........................................   40
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   40
WHERE YOU CAN FIND MORE INFORMATION.........................   41
MISCELLANEOUS...............................................   41
DESCRIPTION OF PREFERRED STOCK..............................  A-1

     We are incorporating by reference the following documents into this Offer to Exchange:

     - Annual Report on Form 10-K for the year ended December 31, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

     - Current Report on Form 8-K dated November 20, 2000; and

     - Current Report on Form 8-K dated January 22, 2001.

                                    SUMMARY

     This general summary is solely for your convenience. You should read the entire Offer to Exchange and the related Letter of Transmittal before you decide whether to participate in the Exchange Offer.

IMPORTANT TERMS OF THE EXCHANGE OFFER

Preferred Stock to be
Exchanged.....................   The Preferred Stock is our 6% Series C
                                 Convertible Redeemable Preferred Stock due 2006
                                 (currently convertible at the option of the shareholder into 2.5 shares of Common Stock).

Number of Shares of Preferred
Stock to be Exchanged.........   Up to all of the shares of Preferred Stock
                                 outstanding (13,497,863 shares of Preferred
                                 Stock in the aggregate were outstanding as of December 31, 2000)

Common Stock Offered to be
Exchanged.....................   4.1 shares of Common Stock for each share of
                                 Preferred Stock tendered (298,149,088 shares of Common Stock in the aggregate were outstanding as of December 31, 2000)

Expiration Date...............   Thursday, March 22, 2001, at 5:00 p.m., New
                                 York City time, unless we extend the Exchange
                                 Offer

Exchange Date.................   We will exchange your shares of Preferred Stock
                                 for shares of Common Stock under the Exchange
                                 Offer as soon as practicable after the Exchange
                                 Offer expires.

Exchange Agent................   The Bank of New York

Information Agent.............   MacKenzie Partners

Withdrawal Rights.............   You may withdraw tendered shares of Preferred
                                 Stock at any time prior to the Expiration Date.

Federal Income Tax
Consequences..................   The Exchange Offer will qualify as a
                                 reorganization for federal income tax purposes.
                                 Accordingly, you will not recognize gain or loss on receipt of Common Stock in exchange for the face amount of your Preferred Stock.
                                 However, to the extent a portion of the Common
                                 Stock is received for accrued but unpaid dividends on the Preferred Stock, this portion will be treated as the payment of a dividend distribution. Common Stock is deemed received for accrued and unpaid dividends only to the extent that the fair market value of the aggregate Common Stock received in the exchange exceeds the aggregate issue price of the Preferred Stock surrendered.

Reasons for the Exchange
Offer.........................   To provide you with greater liquidity on your
                                 investment; to provide you with the opportunity to receive more shares of Common Stock than your shares of Preferred Stock entitles you to;
                                 and to reduce or eliminate dividend and
                                 mandatory redemption payments on the Preferred
                                 Stock

     For a complete description of the Common Stock and Preferred Stock, see "Description of Common Stock," "Description of Preferred Stock," "Material United States Federal Income Tax Consequences," "Certain Securities Law Considerations" and the Appendix.

RISK FACTORS

     See "Risk Factors" immediately following this summary beginning on page 9 for a discussion of risks relating to the Exchange Offer.

MATERIAL DIFFERENCES IN RIGHTS AS A RESULT OF THE EXCHANGE OFFER

     By participating in the Exchange Offer, you will forego your rights to future and accrued dividends on your Preferred Stock as well as your liquidation preference. If you participate in the Exchange Offer, however, you will, as a holder of Common Stock, be entitled to full voting rights with respect to such shares. See "Risk Factors," "Description of Common Stock" and "Description of Preferred Stock."

THE COMPANY

     Loral Space & Communications Ltd., together with its subsidiaries (referred to in this document as "we," "us," "Loral" or the "Company"), is one of the world's leading satellite communications companies with substantial activities in satellite manufacturing and satellite-based communications services. Loral has assembled the building blocks necessary to provide a seamless, global networking capability for the information age. Loral is organized into three distinct operating segments:

     Fixed Satellite Services ("FSS"): Leasing transponder capacity to customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television ("DTH"), through the activities of Loral Skynet, Loral CyberStar, Inc. ("Loral CyberStar"), Loral Skynet do Brasil Ltda. ("Skynet do Brasil"), Satelites Mexicanos, S.A. de C.V. ("Satmex") and Europe*Star Limited ("Europe*Star");

     Satellite Manufacturing and Technology: Designing and manufacturing satellites and space systems and developing satellite technology for a broad variety of customers and applications through Space Systems/ Loral, Inc. ("SS/L"); and

     Data Services: Providing managed communications networks and Internet and intranet services through Loral CyberStar and delivering high-speed broadband data communications and business television and infomedia services through CyberStar, L.P. ("CyberStar LP").

     In addition, we act as the managing general partner of Globalstar, L.P. ("Globalstar"), which owns and operates a global telecommunications network designed to serve virtually every populated area of the world by means of a 52-satellite constellation, including four in-orbit spares, a satellite operations control center and a ground operations control center (the "Globalstar System"). The Globalstar System commenced operations in the first quarter of 2000 and as of December 31, 2000, the Globalstar System provided coverage to over 106 countries, of which 54 countries were in full service, served by 23 gateways. Loral, through its interests in various joint ventures, continues to participate and to fund our share of the operations of Globalstar service providers in Brazil, Canada, Mexico and Russia. These Globalstar service providers have constructed and operate gateways, are licensed to provide services and, through their sales and marketing organizations, are actively selling Globalstar service in their respective territories.

     For additional information concerning the Company, see "-- Recent Financial Data," "-- Summary Historical Financial Information," "-- Unaudited Pro Forma Consolidated Financial Information," "Certain Information About the Company" and the Annual and Quarterly Reports for the Company that have been incorporated by reference into this Offer to Exchange.

LORAL SPACE & COMMUNICATIONS CORPORATE PROFILE

     The following diagram presents, in simplified form, the corporate structure of the Company and its subsidiaries, its principal businesses and the equity ownership of its principal operating affiliates as of December 31, 2000, without giving effect to the future exercise, conversion or exchange of outstanding preferred stock, options and warrants.

                      [LORAL CORPORATE ORGANIZATION CHART]
---------------
(1) Includes shares subject to options granted by Loral to certain of its executive officers and directors aggregating 1.5% of Globalstar Telecommunications Limited's shares.

(2) A division of Loral SpaceCom Corporation.

(3) As a result of actions taken by Globalstar in January 2001, the value of Loral's investment in Globalstar and Globalstar Telecommunications Limited has been substantially impaired. See "Risk Factors -- Due to poor subscriber take-up rates, Globalstar is unable to pay its obligations as they become due, and may require additional financing to continue its operations. During 2000, we have recorded charges of approximately $1.3 billion for Globalstar related activities."

     The Company was incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda on January 12, 1996 and has its registered office at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The principal office of the Company's principal U.S. subsidiary, Loral SpaceCom Corporation, is located at 600 Third Avenue, New York, New York 10016 and its telephone number is (212) 697-1105.

                             RECENT FINANCIAL DATA

     The following recent unaudited financial information of Loral, as of and for the year ended December 31, 2000, should be read in conjunction with the consolidated financial statements of Loral for earlier periods incorporated by reference herein. The following unaudited pro forma information presents the effects of the Exchange Offer assuming that 13,497,863 or all shares of Preferred Stock are exchanged into 55,341,238 shares of Common Stock, as if the exchange occurred as of January 1, 2000 for the unaudited statement of operations data and unaudited other data and as if the exchange occurred as of December 31, 2000 for the unaudited balance sheet data. The pro forma results do not include a dividend charge that Loral will incur as a result of the Exchange Offer of approximately $94.4 million, which relates to the difference, at an assumed price of $4.37 per share of Common Stock, between the value of the Common Stock exchanged in the Exchange Offer and the value of the shares that were issuable under the conversion terms of the Preferred Stock.

                       LORAL SPACE & COMMUNICATIONS LTD.

                                                                    YEAR ENDED
                                                                DECEMBER 31, 2000
                                                              ----------------------
                                                                             PRO
                                                               ACTUAL       FORMA*
                                                              --------    ----------
                                                               (IN MILLIONS, EXCEPT
                                                                PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Revenues....................................................  $1,224.1     $1,224.1
Operating loss before Globalstar related charges(1)(2)......      61.3         61.3
Net loss before Globalstar related charges(2)...............      74.9         74.9
Globalstar related charges(2)...............................   1,294.1      1,294.1
Net loss(2)(3)..............................................   1,369.0      1,369.0
Preferred dividends.........................................      67.6         27.1
Net loss applicable to common shareholders(2)(3)............   1,436.6      1,396.1
Loss per share -- basic and diluted(2)......................      4.86         3.98
OTHER DATA
EBITDA before Globalstar related charges(1)(2)(4)...........     154.9        154.9
Depreciation and amortization...............................     216.2        216.2

                                                                DECEMBER 31, 2000
                                                              ----------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ----------
                                                               (IN MILLIONS, EXCEPT
                                                                PER SHARE AMOUNTS)
BALANCE SHEET DATA
Shareholders' equity........................................  $1,654.3     $1,654.3

OTHER DATA
Book value per common share.................................      1.94         4.68

---------------
* Loral has also simultaneously launched an exchange offer for 8,000,000 or all of the shares of its outstanding 6% Series D Convertible Redeemable Preferred Stock due 2007 ("Series D Preferred Stock"), or such lesser number of shares as are validly tendered and not withdrawn prior to the expiration date, for shares of Common Stock, at an exchange ratio of 4.25 shares of Common Stock per share of Series D Preferred Stock ("Series D Exchange Offer"). Assuming that in addition to the shares of Common Stock exchanged in the Exchange Offer, that all shares of Series D Preferred Stock are exchanged for 34,000,000 shares of Common Stock as if the Exchange Offer and the Series D Exchange Offer occurred as of January 1, 2000, the Company's pro forma net loss applicable to common shareholders and pro forma loss per share - basic and diluted would have been $1,375.3 million and $3.57 per share, respectively, for the year ended December 31, 2000. This pro forma result does not include dividend charges aggregating $154.8 million, that Loral will incur as a result of the Exchange Offer and the Series D Exchange Offer, which relates to the difference, at an assumed price of $4.37 per share of Common Stock, between the value of the Common Stock exchanged in the Exchange Offer and the Series D Exchange Offer and the value of the shares that were issuable under the conversion terms of the preferred stock.

(1) Includes pre-tax charges totalling $52 million primarily associated with non-recurring costs of manufacturing delays.

(2) As a result of Globalstar actions, Loral recorded charges totalling approximately $1.3 billion or $4.38 per share, relating to an after-tax impairment charge on its investment and advances in connection with Globalstar related activities and its after-tax share of operating losses from Globalstar related activities, net of investment income, for the year ended December 31, 2000. A portion of this charge, not to exceed $192 million, relating primarily to SS/L's vendor financing provided to Globalstar, may impact operating loss and EBITDA pending finalization of Globalstar's results for the year ended December 31, 2000. The above results regarding Globalstar are based on Loral's current estimates, which may be adjusted if necessary in Loral's 10-K filing after Globalstar's results for 2000 are reported.

(3) Includes a $33 million after-tax gain representing Loral's share of Satmex's net insurance recovery on the loss of a satellite.

(4) EBITDA before Globalstar related charges (earnings before interest, taxes, depreciation and amortization, including amortization of unearned compensation) is provided because it is a measure commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity and is presented to enhance the understanding of Loral's operating results. EBITDA is not an alternative to net income as an indicator of a company's operating performance, or cash flow from operations as a measure of a company's liquidity. EBITDA, as presented, may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

SUMMARY HISTORICAL FINANCIAL INFORMATION

     The following summary historical financial information of Loral has been derived from, and should be read in conjunction with, the related consolidated financial statements and other financial information presented in Loral's Annual Report on Form 10-K for the year ended December 31, 1999 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, incorporated herein by reference. The financial information for the nine months ended September 30, 2000 is not necessarily indicative of results to be expected for the full year (see "Recent Financial Data").

                       LORAL SPACE & COMMUNICATIONS LTD.

                                                    NINE MONTHS ENDED            YEARS ENDED
                                                      SEPTEMBER 30,             DECEMBER 31,
                                                  ----------------------   -----------------------
                                                    2000         1999       1999(1)      1998(2)
                                                  ---------   ----------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues......................................  $ 934,886   $1,031,515   $1,457,720   $1,301,702
  Operating loss................................     26,948        7,692       62,263       33,780
  Equity in net loss of affiliates(3)...........    290,312      103,995      177,819      120,417
  Net loss......................................    297,682       89,033      201,916      138,798
  Preferred dividends and accretion.............     51,404       34,819       44,728       46,425
  Net loss applicable to common shareholders....    349,086      123,852      246,644      185,223
  Net loss per share: basic and diluted.........       1.18         0.43         0.85         0.68
CASH FLOW DATA:
  Provided by (used in) operating activities....    115,004     (165,504)     (26,405)      86,795
  Used in investing activities..................    209,499      575,467      659,533      555,613
  Provided by (used in) equity transactions.....    362,896      (19,196)     (24,633)     589,187
  Provided by (used in) financing
     transactions...............................   (108,327)     479,039      403,664      199,856
OTHER DATA:
  EBITDA as reported(4).........................    133,650      116,108      112,643      101,249
  Depreciation and amortization.................    160,578      123,800      174,906      135,029
  Capital expenditures..........................    332,596      427,621      469,747      489,448
  Deficiency of earnings to cover fixed
     charges....................................     73,845      122,587      191,932      140,438

                                                                      DECEMBER 31,
                                                 SEPTEMBER 30,   -----------------------
                                                     2000           1999         1998
                                                 -------------   ----------   ----------
BALANCE SHEET DATA:
  Cash(5)......................................   $  399,939     $  427,180   $  619,627
  Current assets, including cash...............      968,976      1,073,321    1,197,093
  Noncurrent assets............................    4,295,612      4,537,100    4,032,122
  Total assets.................................    5,264,588      5,610,421    5,229,215
  Current liabilities..........................      423,893        693,879      529,071
  Recourse debt(6).............................      824,761        950,527      601,370
  Non-recourse debt of Loral CyberStar, Inc....      989,151        963,299      931,669
  Total long-term debt.........................    1,813,912      1,913,826    1,533,039
  Noncurrent liabilities, excluding debt.......      268,003        228,901      202,680
  Minority interest............................       20,862         23,151       28,704
  Shareholders' equity.........................    2,737,918      2,750,664    2,935,721

---------------
(1) The year ended December 31, 1999 includes a pre-tax charge of $35 million relating to an agreement reached with a customer to extend the delivery date of a satellite and other modifications to the contract in return for providing transponders on another Loral satellite for their remaining lives and a non-recurring tax benefit of $33.6 million relating to a tax law change affecting the utilization of Loral Cyberstar's pre-acquisition loss carryforwards.

(2) On March 20, 1998, Loral acquired all the outstanding stock of Loral CyberStar in exchange for Common Stock of Loral, which was accounted for under the purchase method of accounting.

(3) Includes Loral's share of the following affiliates: Globalstar, Satmex, Europe*Star, Globalstar service provider partnerships, Mabuhay Space Holdings Limited and SkyBridge Limited Partnership which are accounted for under the equity method of accounting. The nine months ended September 30, 2000, includes Loral's share of Satmex's after tax gain relating to the loss of a satellite of $33 million.

(4) EBITDA (earnings before interest, taxes, depreciation and amortization, including amortization of unearned stock compensation) is provided because it is a measure commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity and is presented to enhance the understanding of Loral's operating results. However, EBITDA should not be construed as an alternative to net income as an indicator of a company's operating performance, or cash flow from operations as a measure of a company's liquidity. EBITDA may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

(5) Includes Loral CyberStar's restricted cash of $50.0 million and $72.9 million as of December 31, 1999 and December 31, 1998, respectively, for interest payments on Loral CyberStar's senior debt and Loral CyberStar's segregated cash of $137.3 million as of December 31, 1999, held for satellite payments.

(6) Includes the debt of Loral SpaceCom Corporation and its subsidiaries and Loral Space & Communications Ltd.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following unaudited pro forma information presents the effects of the Exchange Offer assuming that 13,497,863 or all shares of Preferred Stock are exchanged for 55,341,238 shares of Common Stock as if the exchange occurred at the beginning of the respective periods for the unaudited statement of operations data and unaudited other data and as if the exchange occurred as of September 30, 2000 for the unaudited balance sheet data. The pro forma results do not include a dividend charge that Loral will incur as a result of the Exchange Offer of approximately $94.4 million, which relates to the difference, at an assumed price of $4.37 per share of Common Stock, between the value of the Common Stock exchanged in the Exchange Offer and the value of the shares that were issuable under the conversion terms of the Preferred Stock.

                                               NINE MONTHS ENDED               YEAR ENDED
                                               SEPTEMBER 30, 2000         DECEMBER 31, 1999(1)
                                            ------------------------    ------------------------
                                              ACTUAL      PRO FORMA*      ACTUAL      PRO FORMA*
                                            ----------    ----------    ----------    ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Revenues..................................  $  934,886    $  934,886    $1,457,720    $1,457,720
Operating loss............................      26,948        26,948        62,263        62,263
Equity in net loss of affiliates(2).......     290,312       290,312       177,819       177,819
Net loss..................................     297,682       297,682       201,916       201,916
Preferred dividends.......................      51,404        21,034        44,728         4,234
Net loss applicable to common
  shareholders............................     349,086       318,716       246,644       206,150
Loss per share -- basic and diluted.......        1.18          0.91          0.85          0.60
OTHER DATA:
Deficiency of earnings to cover fixed
  charges.................................  $   73,845    $   31,023    $  191,932    $  150,758

                                               SEPTEMBER 30, 2000
                                            ------------------------
                                              ACTUAL      PRO FORMA
                                            ----------    ----------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Shareholders' equity......................  $2,737,918    $2,737,918
OTHER DATA:
Book value per common share...............  $     5.60    $     7.77

---------------

* Loral has also simultaneously launched an exchange offer for 8,000,000 or all of the shares of its outstanding Series D Preferred Stock, or such lesser number of shares as are validly tendered and not withdrawn prior to the expiration date, for shares of Common Stock, at an exchange ratio of
    4.25 shares of Common Stock per share of Series D Preferred Stock. Assuming that in addition to the shares of Common Stock exchanged in the Exchange Offer, that all shares of Series D Preferred Stock are exchanged for 34,000,000 shares of Common Stock as if the Exchange Offer and the Series D Exchange Offer occurred at the beginning of the respective periods, the Company's pro forma net loss applicable to common shareholders and pro forma loss per share - basic and diluted would have been $303.9 million and $0.79 per share and $206.2 million and $0.54 per share, for the nine months ended September 30, 2000 and the year ended December 31, 1999, respectively. These pro forma results do not include dividend charges aggregating $154.8 million, that Loral will incur as a result of the Exchange Offer and the Series D Exchange Offer, which relates to the difference, at an assumed price of $4.37 per share of Common Stock, between the value of shares of the Common Stock exchanged in the Exchange Offer and the Series D Exchange Offer and the value of the shares that were issuable under the conversion terms of the preferred stock.

(1) The year ended December 31, 1999 includes a pre-tax charge of $35 million relating to an agreement reached with a customer to extend the delivery date of a satellite and other modifications to the contract in return for providing transponders on another Loral satellite for their remaining lives and a non-recurring tax benefit of $33.6 million relating to a tax law change affecting the utilization of Loral Cyberstar's pre-acquisition loss carryforwards.

(2) Includes Loral's share of the following affiliates: Globalstar, Satmex, Europe*Star, Globalstar service provider partnerships, Mabubay Space Holdings Limited and SkyBridge Limited Partnership which are accounted for under the equity method of accounting. The nine months ended September 30, 2000, includes a $33 million after-tax gain representing Loral's share of Satmex's net insurance recovery on the loss of a satellite.

                                  RISK FACTORS

     You should read the following for a discussion of certain risks and other conditions relating to the Exchange Offer, our business and operations, our regulatory environment and our structure.

BY PARTICIPATING IN THE EXCHANGE OFFER, YOU WILL GIVE UP THE RIGHT TO RECEIVE FUTURE PREFERRED DIVIDENDS AND A PREFERENCE OVER OUR COMMON STOCK IN THE EVENT OF A LIQUIDATION.

     If you participate in the Exchange Offer, you will forego the right to any future and accrued dividends on your Preferred Stock. You will also lose the liquidation preference of $50.00 per share of Preferred Stock.

AFTER THE EXCHANGE OFFER, THERE MAY BE A LIMITED TRADING MARKET FOR THE PREFERRED STOCK.

     The Preferred Stock does not now trade on any exchange and to the extent that Preferred Stock is tendered and accepted for payment pursuant to the Exchange Offer, the trading volume of Preferred Stock that remains outstanding could be more limited than before. The extent of the market for the Preferred Stock and the availability of market quotations will depend upon the number of holders of the Preferred Stock remaining at such time, the interest in maintaining a market in the Preferred Stock on the part of securities firms and other factors. As a result, there can be no assurance that there will be any trading market for the Preferred Stock after consummation of the Exchange Offer. Reduced trading volume also may make the trading price of Preferred Stock that is not purchased in the Exchange Offer more volatile.

WE HAVE SUBSTANTIAL DEBT AND GUARANTEE OBLIGATIONS.

     We and our subsidiaries and operating affiliates have a significant amount of outstanding debt and guarantee obligations. As of December 31, 2000:

     - Our consolidated total debt was $2.5 billion.

     - Our unconsolidated affiliate, Globalstar, had $1.45 billion principal amount of senior notes outstanding. In addition, it had $500 million outstanding under its credit facility, $250 million of three-year notes and $788 million of vendor financing; a significant portion of this debt is owed to us. Globalstar has suspended indefinitely principal and interest payments on its debt, including on debt owed to us.

     - Satmex, our 49%-owned Mexico affiliate, had total debt of $572 million. In addition, Servicios Corporativos Satelitales, S.A. de C.V., the parent company of Satmex, in which we have a 65% interest, has an obligation to the government of Mexico with an initial face amount of $125 million which accretes at 6.03% over a seven-year period, expiring in December 2004. We have agreed to maintain our stock ownership interests in the parent company of Servicios in a trust to collateralize this obligation.

     We intend to use our cash and available credit ($459 million at December 31, 2000) to help fund the growth and operation of our businesses. If any of our subsidiaries or affiliates finds itself faced with default, we may be faced with a choice between providing additional support to that company or accepting the loss of some or all of our investment. We do not intend to provide any further funding to Globalstar, which expects to have sufficient cash, after suspension of debt and dividend payments, to fund its operations into the year 2002.

DUE TO POOR SUBSCRIBER TAKE-UP RATES, GLOBALSTAR IS UNABLE TO PAY ITS DEBT OBLIGATIONS AS THEY BECOME DUE, AND MAY REQUIRE ADDITIONAL FINANCING TO CONTINUE ITS OPERATIONS. DURING 2000, WE HAVE RECORDED CHARGES OF APPROXIMATELY $1.3 BILLION FOR GLOBALSTAR RELATED ACTIVITIES.

     In January 2001, Globalstar suspended indefinitely principal and interest payments on its debt in order to conserve cash for operations. Globalstar is currently in default under substantially all of its debt, which is now subject to immediate acceleration by its holders. Globalstar has retained The Blackstone Group as its financial adviser to assist in evaluating its business plan and develop initiatives, including restructuring its debt, identifying funding opportunities and pursuing other strategic alternatives.

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

     As of December 31, 2000, our direct and indirect investment in connection with Globalstar related activities included about 39% of Globalstar's equity and about 27% of its debt. During 2000, we recorded charges of approximately $1.3 billion related to our investment in and advances in connection with Globalstar related activities. After these charges, our investment in Globalstar related activities was approximately $145 million as of December 31, 2000. In addition, Loral intends to continue to fund its share of the operations of those Globalstar service provider ventures in which it participates as an equity owner. If Globalstar is unable to effectuate a successful restructuring, the remaining $145 million of our investment in Globalstar and any additional investment in Globalstar service providers would be substantially impaired.

     Globalstar is currently developing a new business plan that will offer a basis for a restructuring proposal that it will provide to its creditors. If it is unable to effectuate an out-of-court restructuring, Globalstar may file for bankruptcy protection. Moreover, its creditors may seek to initiate involuntary bankruptcy proceedings against Globalstar. Our equity interests in Globalstar may be eliminated entirely in any such bankruptcy proceeding, as it might in an out-of-court restructuring. The Globalstar debt obligations we hold are senior unsecured obligations that rank equally in right of payments with all other Globalstar debt obligations. In other situations in the past, challenges have been initiated seeking subordination or recharacterization of debt held by an affiliate of an issuer. While we know of no reason why such a claim would prevail with respect to the debt we hold in Globalstar, there can be no assurance that such claims will not be made in any restructuring or bankruptcy proceeding involving Globalstar. Moreover, there can be no assurance that actions will not be initiated in a Globalstar bankruptcy proceeding to characterize payments previously made by Globalstar to us as preferential payments subject to repayment. We may also find ourselves subject to other claims brought by Globalstar creditors and securities holders, who may seek to impose liabilities on us as a result of our relationship with Globalstar. We know of no reason why such claims would prevail.

THE ABILITY OF OUR SUBSIDIARIES AND AFFILIATES TO PAY DIVIDENDS TO US OR OTHERWISE SUPPORT OUR OBLIGATIONS IS LIMITED BY THE TERMS OF THEIR DEBT INSTRUMENTS.

     Loral SpaceCom Corporation's ("Loral SpaceCom") credit facility allows dividend payments to us if cumulative dividend payments do not exceed 50% of its cumulative consolidated net income and the ratio of its funded debt to EBITDA is less than 3.0 to 1.0. For the year ended December 31, 2000, Loral SpaceCom had no capacity under this covenant to pay us any dividends. The credit facility further provides that Loral SpaceCom may pay dividends to us of up to $70 million subject to there being at least $700 million in shareholders' equity. In December 2000, Loral SpaceCom used up this capacity in full when it paid a $70 million dividend to its parent.

     Loral Satellite Inc.'s credit agreement also imposes restrictions on its ability to pay dividends to its parent, which is a wholly-owned subsidiary of the Company. Such restrictions include, for instance, that dividends can be paid only after Loral Satellite shall have made loans to Loral in an aggregate principal outstanding amount of $100 million or more.

     Under the terms of its indentures, Loral CyberStar is currently prevented from paying dividends and is unlikely to pay any dividends in the foreseeable future.

IF OUR BUSINESS PLAN DOES NOT SUCCEED, OUR OPERATIONS MIGHT NOT GENERATE ENOUGH CASH TO PAY OUR OBLIGATIONS.

     For the nine months ended September 30, 2000, we had a deficiency of earnings to cover fixed charges of $73.8 million. In addition to our debt service requirements, our businesses are capital intensive and need substantial investment before returns can be realized. For example, we will incur significant expenditures to construct and launch new satellites for our fixed satellite services business. Loral CyberStar also anticipates that it will have additional cash requirements over the next three years to pay for certain investments including purchase of VSATs, other capital expenditures, senior note interest payments and other operating needs, which it will need to secure from us or externally. We are subject to substantial financial risks from possible delays or reductions in revenue, unforeseen capital needs or unforeseen expenses. Our ability to meet our obligations and execute our business plan could depend upon our ability, and that of our operating subsidiaries and affiliates, to raise cash in the capital markets. We are uncertain whether this source of cash will be available in the future on favorable terms if at all.

LAUNCH FAILURES HAVE DELAYED SOME OF OUR OPERATIONS IN THE PAST AND MAY DO SO AGAIN IN THE FUTURE.

     We depend on third parties, in the United States and abroad, to launch our satellites. Satellite launches are risky, and launch attempts have ended in failure. We ordinarily insure against launch failures, but at considerable cost. The cost and the availability of insurance vary depending on market conditions and the launch vehicle used. Our insurance typically does not cover business interruption, and so launch failures result in uninsured economic losses. Replacement of a lost satellite typically requires up to 24 months from the time a contract is executed until the launch date of the replacement satellite.

AFTER LAUNCH, OUR SATELLITES REMAIN VULNERABLE TO IN-ORBIT FAILURE, WHICH MAY RESULT IN UNINSURED LOSSES.

     Failure of satellite components in space may result in damage to or loss of a satellite before the end of its expected life. Satellites are carefully built and tested and have some redundant systems to save the satellite in case of failure. However, in-orbit failure may result from various causes, some random, including:

     - component failure;

     - loss of power or fuel;

     - inability to maintain positioning of the satellite;

     - solar and other astronomical events; and

     - space debris.

     Repair of satellites in space is not feasible. Many factors affect the useful lives of our satellites including:

     - fuel consumption;

     - the quality of construction;

     - degradation of solar panels; and

     - the durability of components.

     Although some failures may be covered in part by insurance, they may result in uninsured losses as well. For example, when Loral Skynet experienced the total loss of two satellites in 1994 and 1997 while under AT&T's ownership, it suffered a substantial drop in its profits due to the loss of revenues. Because Globalstar has a large constellation and will have a number of spare satellites, Globalstar does not intend to insure its satellites against in-orbit failures.

SOME OF THE SATELLITES WE CURRENTLY HAVE IN-ORBIT HAVE EXPERIENCED OPERATIONAL PROBLEMS.

     - In November 1995, a component on Telstar 11 malfunctioned, resulting in a two-hour service interruption. Full service was restored using a back-up component; if that fails, Telstar 11 would lose a significant amount of usable capacity.

     - On August 29, 2000 Satmex's Solidaridad 1 satellite ceased operation and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space & Communications and launched in 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. In January 2001, Satmex received net insurance proceeds of $238 million relating to this loss. Satmex has contracted with SS/L to build its replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

     While we have in the past, consistent with industry practice, typically obtained in-orbit insurance for our satellites, we cannot guarantee that upon a policy's expiration, we will be able to renew the insurance on terms acceptable to us, especially on satellites that have, or that are part of a family of satellites that have, experienced problems in the past. For example, the existing insurance policy for Solidaridad 2 expires in November 2002 and a renewal policy may not insure against in-orbit failure arising from the loss of the satellite's control processor, the same component that failed on Solidaridad 1 and other Hughes satellites. An uninsured loss of a satellite will have a material adverse effect on our results of operations and financial condition.

     A loss of transponders on a satellite can also hurt us. Loral Skynet has in the past entered into prepaid leases and sales contracts relating to transponders on its satellites. Under the terms of these agreements, Loral Skynet continues to operate the satellites which carry the transponders and provides a warranty for a period of 10 to 14 years, in the case of sales contracts, and the lease term, in the case of the prepaid leases. Depending on the contract, Loral Skynet may be required under its prepaid leases and sales contracts to replace transponders which do not meet operating specifications. All customers are entitled to a refund equal to the reimbursement value if there is no replacement. In the case of the sales contracts, the reimbursement value is based on the original purchase price plus an interest factor from the time the payment was received to acceptance of the transponder by the customer, reduced on a straight-line basis over the warranty period. In the case of prepaid leases, the reimbursement value is equal to the unamortized portion of the lease prepayment made by the customer.

     Some of the satellites built by SS/L and launched since 1997, four of which are owned and operated by our subsidiaries or affiliates, have experienced minor losses of power from their solar arrays. SS/L is currently investigating the cause of these failures. Although, to date, none of the customers using the affected satellites have experienced any degradation in performance, there can be no assurance that one or more of the affected satellites will not experience additional power loss that could result in performance degradation, including loss of transponder capacity. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite's design, when in the life of the affected satellite the loss occurred and the number and type of use being made of transponders then in service. Until the cause of the failures can be identified or other adequate remedial measures can be taken, launches of satellites under construction and construction of new satellites may be delayed. Delays in the production or launch of satellites could have a material adverse effect on the operation of SS/L's business and the complete or partial loss of satellites could result in a loss of orbital incentive payments and, in the case of satellites owned by our subsidiaries and affiliates, a loss of revenue and customers. This investigation is in its very early stages and all relevant information is not now known. Based upon information currently available, we believe that this matter will not have a material adverse effect on our financial condition or results of operations.

WE DEPEND ON SPACE SYSTEMS/LORAL FOR A LARGE PORTION OF REVENUE AND OPERATING INCOME.

     SS/L generates a significant part of our revenue and operating income. SS/L, in turn, has historically derived a large part of its revenue and operating income from a few customers. For example, for the year ended December 31, 2000, three of SS/L's customers accounted for about 13%, 12% and 11%, respectively, of Loral's consolidated revenues. As a result, our revenue and operating results would be hurt if completed or canceled contracts are not promptly replaced with new orders. Some of SS/L's customers are start-up companies, and there can be no assurance that these companies will be able to fulfill their payment obligations under their contracts with SS/L.

     SS/L's accounting for long-term contracts sometimes requires adjustments to profit and loss based on revised estimates during the performance of the contract. These adjustments may have a material effect on our results of operations in the period in which they are made. The estimates giving rise to these risks, which are inherent in long-term, fixed-price contracts, include the forecasting of costs and schedules, contract revenues related to contract performance, including revenues from orbital incentives, and the potential for component obsolescence due to procurements long before assembly.

     SS/L's major contracts fall into two categories: firm fixed-price contracts and cost-plus-award-fee contracts. Under firm fixed-price contracts, work performed and products shipped are paid for at a fixed price without adjustment for actual costs incurred in connection with the contract. While cost savings under these

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

fixed-price contracts would result in gains to SS/L, cost increases would result in losses borne solely by SS/L. The majority of SS/L's contracts are fixed-price contracts. Under such contracts, SS/L may receive progress payments, or it may receive partial payments upon the occurrence of certain program milestones. Under a cost-plus-award-fee contract, the contractor recovers its actual allowable costs incurred and receives a fee consisting of a base amount that is fixed at the inception of the contract (the base amount may be zero) and an award amount that is based on the customer's subjective evaluation of the contractor's performance based on criteria stated in the contract.

     Many of SS/L's contracts and subcontracts may be terminated at will by the customer or the prime contractor. In the event of a termination at will, SS/L is normally entitled to recover the purchase price for delivered items, reimbursement for allowable costs for work in process and an allowance for profit or an adjustment for loss, depending on whether completion of performance would have resulted in a profit or loss. Such terminations may occur in the future.

SS/L MAY FORFEIT PAYMENTS FROM CUSTOMERS DUE TO SATELLITE FAILURES OR LOSSES AFTER LAUNCH OR BE LIABLE FOR PENALTY PAYMENTS UNDER CERTAIN CIRCUMSTANCES, AND THESE LOSSES MAY BE UNINSURED.

     Some of SS/L's satellite manufacturing contracts provide that some of the total price is payable as "incentive" payments earned over the life of the satellite. SS/L has in the past generally not insured for such losses and in fact may be prohibited from insuring these incentive payments under certain circumstances. Some of SS/L's contracts call for in-orbit delivery, transferring the launch risk to SS/L. SS/L generally insures against that exposure.

     SS/L records as revenue the present value of incentive payments as the costs associated with these incentive payments are incurred. SS/L generally receives the present value of these incentive payments if there is a launch failure or a failure is caused by customer error. SS/L forfeits these payments, however, if the loss is caused by satellite failure or as a result of its own error.

     In addition, some of SS/L's contracts provide that SS/L may be liable to a customer for penalty payments under certain circumstances, including upon late delivery. These payments are not insured by SS/L.

SS/L IS CURRENTLY IN ARBITRATION PROCEEDINGS WITH PANAMSAT CORPORATION OVER A SATELLITE REFLECTOR DISPUTE.

     In late 1998, following the launch of an SS/L-built satellite sold to PanAmSat, a manufacturing error was discovered that affected the geographical coverage of the Ku-band transponders on the satellite. On January 6, 2000, PanAmSat filed an arbitration proceeding in connection with this error claiming damages of $225 million for lost profits and increased sales and marketing costs. SS/L believes it has meritorious defenses to the claim and that its liability is limited to a loss of a portion of the applicable orbital incentives, the estimated impact of which is included in Loral's financial statements. PanAmSat has received a recovery from its insurance carrier that should reduce any damage claim. While this proceeding is in its very early stages, management believes that this matter will not have a material adverse effect on the financial position or results of operations of Loral.

WE ARE SUBJECT TO EXPORT CONTROLS, WHICH MAY RESULT IN DELAYS, UNFORESEEN ADDITIONAL COSTS AND UNCERTAINTIES IN CERTAIN MARKETS.

     Like other exporters of space-related products and services, SS/L needs licenses from the U.S. government when it sells a satellite to a foreign customer or launches abroad. Foreign launches have been politically sensitive because of the relationship between launch technology and missile technology. U.S. government policy has limited, and is likely in the future to limit, launches from the former Soviet Union and China. For example, the U.S. government delayed a Globalstar launch from Kazakhstan by several months when it stopped granting case-by-case approval of launches from that location pending an intergovernmental agreement covering technology security matters. Changes in governmental policies, political leadership or legislation in the United States, Russia, Kazakhstan or China could adversely affect our ability to launch from these countries or increase the costs of doing so.

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     The launch of ChinaSat-8 has been delayed pending SS/L's obtaining the approvals required for the launch. On December 23, 1998, the Office of Defense Trade Controls, or ODTC, of the U.S. Department of State temporarily suspended a previously approved technical assistance agreement under which SS/L had been preparing for the launch of the ChinaSat-8 satellite. According to ODTC, the purpose of the temporary suspension was to permit that agency to review the agreement for conformity with then newly-enacted legislation (Section 74 of the Arms Export Control Act) with respect to the export of missile equipment and technology. In addition, SS/L was required to re-apply for new export licenses from the State Department to permit the launch of ChinaSat-8 on a Long March launch vehicle, when the old export licenses issued by the Commerce Department, the agency that previously had jurisdiction over satellite licensing, expired in March 2000. On January 4, 2001, the ODTC, while not rejecting these license applications, notified SS/L that they were being returned without action. SS/L and the State Department are now in discussions regarding SS/L's obtaining the approvals required for the launch of ChinaSat-8.

     If ChinaSat were to terminate its contract with SS/L as a result of these delays, SS/L may have to refund $134 million in advances received from ChinaSat and may incur penalties of up to $11 million and believes it would incur costs of approximately $38 million to refurbish and retrofit the satellite so that it could be sold to another customer, which resale cannot be guaranteed. To the extent that SS/L is able to recover some or all of its $52 million deposit payment on the Chinese launch vehicle, this recovery would offset a portion of such payments. There can be no assurance, however, that SS/L will be able to either obtain a refund from the launch provider or to find a replacement customer for the Chinese launch vehicle. In such event, SS/L will also incur a charge of approximately $35 million.

SS/L IS THE TARGET OF A GRAND JURY INVESTIGATION WHICH MAY ADVERSELY AFFECT SS/L'S ABILITY TO EXPORT ITS PRODUCTS.

     SS/L could be accused of criminal violations of the export control laws arising out of the participation of its employees in a committee formed to review the findings of the Chinese regarding the 1996 crash of a Long March rocket in China. Under the applicable regulations, SS/L could be barred from export privileges without being convicted of any crime if it is merely indicted, and loss of export privileges would harm SS/L's business. Whether or not SS/L is indicted or convicted, SS/L will remain subject to the State Department's general statutory authority to prohibit exports of satellites and related services if it finds that SS/L has violated the Arms Export Control Act. Further, the State Department can suspend export privileges whenever it determines that grounds for debarment exist and that suspension "is reasonably necessary to protect world peace or the security or foreign policy of the United States." If SS/L were to be indicted and convicted of a criminal violation of the Arms Export Control Act, it:

     - would be subject to a fine of $1 million per violation;

     - could be debarred from certain export privileges; and

     - could be debarred from participation in government contracts.

     Since some of SS/L's satellites are built for foreign customers and/or are launched on foreign rockets, a debarment would seriously harm SS/L's business, which in turn would hurt Loral.

THE WORLD MARKET SHARE OF U.S. SATELLITE MANUFACTURERS HAS DECLINED, FOLLOWING RECENT CHANGES IN U.S. EXPORT CONTROL POLICIES.

     In March 1999, jurisdiction for satellite licensing was transferred from the Commerce Department to the State Department and the State Department has issued regulations relating to the export of and disclosure of technical information related to, satellites and related equipment. It has been SS/L's experience that obtaining licenses and technical assistance agreements under these new regulations takes more time and is considerably more burdensome than in the past. Delays in obtaining the necessary licenses and technical assistance agreements may delay SS/L's performance on existing contracts, and, as a result, SS/L may incur penalties or lose incentive payments under these contracts. In addition, such delays may have an adverse effect on SS/L's ability to compete against unregulated foreign satellite manufacturers for new satellite contracts.

     In the period 1992 through 1999, satellites ordered from the leading U.S. satellite manufacturers, including SS/L, accounted for 79% of all commercial satellite bookings. In 2000, following changes in federal export control regulations, policies and procedures, this percentage dropped to 47%. For bookings by non-U.S. customers in those periods, the corresponding percentages were 21% and 53%, respectfully.

     If these policies do not change, our competitors abroad may continue to gain both workflow and additional capabilities and expertise. In such event, it would become increasingly difficult for the U.S. satellite manufacturing industry to recapture this lost market share.

SS/L COMPETES WITH LARGE MANUFACTURERS THAT HAVE SIGNIFICANT RESOURCES.

     In the manufacture of our satellites, we compete with very large well-capitalized companies, including several of the world's largest, such as The Boeing Company, Lockheed Martin, Alcatel Space Industries and Astrium. These companies have considerable financial resources which they may use to gain advantages in marketing and in technological innovation. SS/L's success depends on its ability to innovate on a cost-effective and timely basis.

WE COMPETE FOR MARKET SHARE AND CUSTOMERS; TECHNOLOGICAL DEVELOPMENTS FROM COMPETITORS OR OTHERS MAY REDUCE DEMAND FOR OUR SERVICES.

     We face heavy competition in fixed satellite services from companies such as PanAmSat Corporation, GE Americom, SES Astra and quasi-governmental organizations such as Intelsat and Eutelsat. Competition in this market may lower prices, which may adversely affect our results.

     Our data business also faces competition from providers of land-based data communications services, such as cable operators, digital subscriber line, or DSL, providers, wireless local loop providers and traditional telephone service providers. We cannot assure you that the Loral CyberStar Group will attract enough customers either to compete effectively or to implement fully its business plan.

     As land-based telecommunications services expand, demand for some satellite-based services may be reduced. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways or through the use of incompatible standards.

     We also compete for local regulatory approval in places in which both we and a competitor may want to operate. We also compete for scarce frequency assignments and fixed orbital positions.

OUR BUSINESS IS REGULATED, CAUSING UNCERTAINTY AND ADDITIONAL COSTS.

     Our business is regulated by authorities in more than 100 jurisdictions, including the Federal Communications Commission, the International Telecommunications Union, or ITU, and the European Union. As a result, some of the activities which are important to our strategy are beyond our control. The following are some strategically important activities which are regulated:

     - the expansion of Loral Skynet's operations beyond the domestic U.S.
       market;

     - the international service offered by the Loral CyberStar Group;

     - the manufacture, export and launch of satellites;

     - the expansion of Satmex's Latin American business; and

     - the implementation of Europe*Star's business plan.

     Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses which we need, and so increase our costs. The regulatory process also requires potentially costly negotiations with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of those other satellites do not interfere with our own. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat for the life of the satellite and have retained risk of loss with respect to those transponders. We also granted Eutelsat the right to acquire, at cost, four transponders on the next replacement satellite for Telstar 12. Moreover, as part of this international coordination process, we continue to conduct discussions with various administrations regarding Telstar 12's operations at 15 degrees W.L. If these discussions are not successful, Telstar 12's useable capacity may be reduced. We cannot guarantee successful frequency coordination for our satellites.

     Failure to successfully coordinate our satellites' frequencies or to resolve other required regulatory approvals could hurt our financial condition and results of operations.

WE FACE RISKS IN CONDUCTING BUSINESS INTERNATIONALLY.

     Some of our business is conducted outside the United States. For the year ended December 31, 2000, approximately 23% of our revenue was generated outside of the United States. We could be harmed financially and operationally by changes in foreign regulations and telecommunications standards, tariffs or taxes and other trade barriers. Although almost all of our contracts with foreign customers require payment in U.S. dollars, customers in developing countries could have difficulty in obtaining the U.S. dollars they owe us, including as a result of exchange controls. Exchange rate fluctuations may adversely affect the ability of our customers to pay us in U.S. dollars. If we ever need to pursue legal remedies against our foreign business partners or customers, we may have to sue abroad, where it could be hard for us to enforce our rights.

WE SHARE CONTROL OF OUR AFFILIATES WITH THIRD PARTIES.

     Third parties have significant ownership, voting and other rights in many of our subsidiaries and affiliates. As a result, we do not always have full control over management of these entities. The rights of these third parties and fiduciary duties under applicable law could result in others acting or omitting to act in ways which are not in our best interest. To the extent that these entities are or become customers of SS/L, these conflicts could become acute. For example:

     - Primary control of Satmex is vested in Mexican nationals, as required by Mexican law, subject to certain supermajority rights which we retain.

     - The Europe*Star joint venture is under control by Alcatel, subject to our supermajority rights.

     - Future joint ventures between Alcatel and us within the Loral Global Alliance will be controlled by the initiating party, subject to supermajority rights in favor of the non-initiating party.

     - Alcatel is an investor in CyberStar LP and has supermajority rights in it.

     - Although we are the managing general partner and largest equity owner of Globalstar, our control is limited by important supermajority rights of Globalstar's limited partners.

WE RELY ON KEY PERSONNEL.

     We need highly qualified personnel. Except for Mr. Bernard L. Schwartz, our Chairman and Chief Executive Officer, none of our officers has an employment contract nor do we maintain "key man" life insurance. The departure of any of our key executives could have an adverse effect on our business.

THE RIGHTS OF SHAREHOLDERS UNDER BERMUDA LAW ARE DIFFERENT FROM RIGHTS OF SHAREHOLDERS UNDER U.S. LAW.

     Since we are a Bermuda company, the principles of law that govern shareholder rights, the validity of corporate procedures and other matters are different from those that would apply if we were a U.S. company. For example, it is not certain whether a Bermuda court would enforce liabilities against us or our officers and directors based upon United States securities laws either in an original action in Bermuda or under a United States judgment. Bermuda law giving shareholders rights to sue directors is less developed than in the United States and may provide fewer rights.

THE MARKET FOR OUR STOCK COULD BE ADVERSELY AFFECTED BY FUTURE ISSUANCE OF SIGNIFICANT AMOUNTS OF COMMON STOCK.

     As of December 31, 2000, 298,149,088 shares of our Common Stock were outstanding. In addition, there were 32,748,243 stock options outstanding on such date, of which 9,297,970 were immediately exercisable, warrants outstanding that were exercisable for 233,595 shares of our Common Stock, 13,497,863 shares of our Series C Preferred Stock convertible by its terms into 33,744,658 shares of our Common Stock and 8,000,000 shares of our Series D Preferred Stock convertible by its terms into 20,171,200 shares of our Common Stock. Sales of significant amounts of our Common Stock to the public, or the perception that those sales could happen, could hurt the price of our Common Stock.

     On March 31, 2000, Lockheed Martin converted 45,896,978 shares of our Series A Preferred Stock into 45,896,978 shares of our Common Stock. Loral filed a registration statement to register the resale by Lockheed Martin of shares of Common Stock acquired upon the conversion of the Series A Preferred Stock, which became effective in May 2000. Because of the large number of shares involved, sales by Lockheed Martin of all or a substantial part of its position and related hedging transactions could hurt the market for, and the trading prices of, our Common Stock.

     In addition to the shares of Common Stock that will be issued in connection with this Exchange Offer, we have also launched an exchange offer for all 8,000,000 shares of our Series D Preferred Stock at an exchange ratio of 4.25 shares of Common Stock for each share of Series D Preferred Stock validly tendered and not withdrawn prior to the expiration date of the exchange offer.

                    CAUTION AS TO FORWARD-LOOKING STATEMENTS

     Except for historical information, matters discussed in this Offer to Exchange or statements incorporated by reference contain "forward-looking" information, as that term is used in Section 27A of the Securities Act of 1933, as amended ("Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

     When we use the words "believe," "intend," "expect," "may," "will," "should," "anticipate" or their negatives or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

     We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the section of this Offer to Exchange called "Risk Factors." Those are representative of factors that could affect the outcome of the forward-looking statements.

                     CERTAIN INFORMATION ABOUT THE COMPANY

     Loral is one of the world's leading satellite communications companies, with substantial activities in satellite manufacturing and satellite-based communications services. Loral has assembled the building blocks necessary to provide a seamless, global networking capability for the information age.

     Loral's three operating segments consist of fixed satellite services, satellite manufacturing and technology and data services as described in further detail below.

     Loral's strategy is to capitalize on its market position, extensive space assets and advanced technologies to expand its business and to exploit new opportunities as they arise. Where appropriate, Loral seeks to further this strategy through acquisitions or joint ventures and through dispositions of non-core assets. Towards that end, Loral regularly engages in discussions with telecommunications service providers, equipment manufacturers and others about possible strategic transactions and alliances, including participation in the Loral Global

Alliance and strategic relationships involving its satellite manufacturing operations, which could involve business combinations.

FIXED SATELLITE SERVICES

     Following its acquisition of the Loral Skynet business from AT&T in March 1997, Loral has rapidly established itself through a series of subsequent acquisitions and joint venture transactions as one of the world's leading providers of fixed satellite services. These satellites, which are known as GEO satellites, fly in geosynchronous earth orbit approximately 22,000 miles above the Equator. In this orbit, the satellites remain in a fixed position relative to points on the earth's surface. GEO satellites provide reliable, high bandwidth services anywhere in their coverage areas and therefore serve as the backbone for many forms of telecommunications.

     In the United States and other developed countries, customers lease transponder capacity primarily for distribution of network and cable television programming, for direct-to-home, or DTH, video transmission and for live video feeds from breaking news and sporting events. In the developing world, a substantial portion of such capacity is dedicated to long-distance telephone service as well as television services. GEO satellites are increasingly used throughout the world for international Internet communications, high-speed data services for businesses through very small aperture terminal, or VSAT, networks, and for distance learning and educational television.

  Loral Global Alliance

     Through the Loral Global Alliance, Loral offers its customers an integrated portfolio of satellite capacity that provides "one stop shopping" for local, regional and global GEO satellite services. The alliance, which consists of Loral Skynet, Loral CyberStar, Skynet do Brasil, Satmex and Europe*Star, currently has ten satellites in orbit with a total of 171 C-band and 273 Ku-band 36 MHz transponder-equivalents (all references to transponders are in 36 MHZ equivalents, unless otherwise noted) and a collective footprint covering almost all of the world's population. As of December 31, 2000, the Loral Global Alliance backlog (including 100% of Satmex and Europe*Star backlog) totaled $2.4 billion, utilizing approximately 315 36 MHz transponder-equivalents, and had approximately 129 additional 36 MHz transponder-equivalents available for lease.

     The Loral Global Alliance provides for cross-selling arrangements among the alliance members' respective sales forces and for cooperative marketing and promotional activities. We believe that such arrangements will enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members' fleets have overlapping coverage.

                             LORAL GLOBAL ALLIANCE

------------------------------------------------------------------------------------------------------------------
                      SATELLITE            LOCATION           FREQUENCY                     COVERAGE
------------------------------------------------------------------------------------------------------------------
 Loral Skynet      Telstar 4(1)       89(degrees)W.L.      C-band, Ku-band    U.S., Northern Mexico, Southern
                                                                              Canada
------------------------------------------------------------------------------------------------------------------
                   Telstar 5          97(degrees)W.L.      C-band, Ku-band    U.S., Mexico, Canada, Northern
                                                                              Central America
------------------------------------------------------------------------------------------------------------------
                   Telstar 6          93(degrees)W.L.      C-band, Ku-band    U.S., Mexico, Southern Canada,
                                                                              Central America
------------------------------------------------------------------------------------------------------------------
                   Telstar 7          129(degrees)W.L.     C-band, Ku-band    U.S., Mexico, Southern Canada,
                                                                              Northern Central America
------------------------------------------------------------------------------------------------------------------
 Loral CyberStar   Telstar 10/        76.5(degrees)E.L.    C-band, Ku-band    Asia and portions of Europe,
                   Apstar IIR                                                 portions of Africa and Australia
------------------------------------------------------------------------------------------------------------------
                   Telstar 11(2)      37.5(degrees)W.L.    Ku-band            Europe, SE Canada, U.S. East of the
                                                                              Rockies and portions of Mexico
------------------------------------------------------------------------------------------------------------------
                   Telstar 12(2)      15(degrees)W.L.      Ku-band            Eastern U.S., SE Canada, Europe,
                                                                              Russia, Middle East, North Africa,
                                                                              portions of South America, portions
                                                                              of Central America
------------------------------------------------------------------------------------------------------------------
 Skynet do Brasil  Anik 1(3)          63(degrees)W.L.      C-band, Ku-band    Brazil, North America and North
                                                                              Atlantic
------------------------------------------------------------------------------------------------------------------
 Satmex            Solidaridad 1(4)   109.2(degrees)W.L.   C-band, Ku-band    Mexico, portions of U.S., portions
                                                                              of South America, Central America.
                                                                              Out of service. See note (2) below.
------------------------------------------------------------------------------------------------------------------
                   Solidaridad 2      113.0(degrees)W.L.   C-band, Ku-band    Mexico, portions of U.S., portions
                                                                              of South America, Central America
------------------------------------------------------------------------------------------------------------------
                   Satmex 5           116.8(degrees)W.L.   C-band, Ku-band    Mexico, Continental U.S., Southern
                                                                              Canada, South America, Central
                                                                              America
------------------------------------------------------------------------------------------------------------------
                   Morelos 2(5)       120(degrees)W.L.     C-band             Alaska
------------------------------------------------------------------------------------------------------------------
 Europe*Star       E*Star 1           45(degrees)E.L.      Ku-band            Europe, SE Asia, Middle East, South
                                                                              Africa and India
------------------------------------------------------------------------------------------------------------------

---------------
(1) We have asked the FCC to modify our authorizations for these satellites to relocate Telstar 4 to 77(degrees) W.L. and Telstar 8 to 89(degrees) W.L.

(2) On November 15, 1999, the following satellites were renamed: the satellite formerly known as Orion 1 is now known as Telstar 11; the satellite formerly known as Orion 2 is now known as Telstar 12.

(3) Operating in inclined orbit and is not currently generating revenues. Estrela do Sol, the replacement satellite for this slot, is currently under construction at SS/L and is expected to be launched in October 2002.

(4) Satellite lost on August 28, 2000. Customers temporarily moved to other satellites, most of which are part of the Loral Global Alliance. Replacement satellite, Satmex 6, is scheduled to be launched in January 2003.

(5) Currently operating in inclined orbit beyond its designed life and generating only modest revenues. Continued operations depend on obtaining special regulatory approvals.

  Loral Skynet

     Loral Skynet's core business is providing satellite capacity to support distribution of U.S. television network programming. The CBS and Fox television networks are its major customers. All CBS and Fox stations have their antennae pointed at Loral Skynet's satellites, creating a configuration known as a "neighborhood" that is attractive to other users requiring similar distribution channels. Other Loral Skynet customers include HBO, Disney, Time Warner, Boeing and Gilat and third-party resellers, such as sports syndicators and distance learning providers.

     Loral Skynet currently has four high power GEO satellites in operation. Telstar 4 was placed in service in November 1995 and has 24 C-band and 24 Ku-band transponders. Telstar 4 provides coverage over the continental United States, Hawaii, Alaska, Puerto Rico, U.S. Virgin Islands and into Canada. Telstar 5, with

24 C-band and 24 Ku-band transponders, was built by SS/L and was placed into service on July 1, 1997. Telstar 5 provides coverage over the continental United States, Hawaii, Puerto Rico, the Caribbean and into Canada and portions of Latin America.

     Telstar 6, built by SS/L, was launched in February 1999 and commenced commercial operations in March 1999. Telstar 6 is a broadcast video and data communications satellite with 24 C-band and 24 Ku-band transponders. It provides coverage over the continental United States, Hawaii, Puerto Rico, the Caribbean and into Canada and Latin America.

     Telstar 7, built by SS/L, was launched in September 1999 and commenced commercial operations in November 1999. Telstar 7 is a broadcast video and data communications satellite with 24 C-band and 24 Ku-band transponders. It provides coverage over the continental United States, Hawaii, Puerto Rico, the Caribbean, and into Canada and Latin America.

     In addition, Loral plans to launch three satellites in 2002, one of which will fill Skynet do Brasil's newly acquired orbital slot at 63(LOGO) W.L. covering Brazil and other parts of Latin America. The addition of these three satellites will substantially increase Loral's capacity within the United States and will further extend its coverage of Canada and portions of Latin America, subject to obtaining landing rights from regulatory authorities in those regions.

  Loral CyberStar

     On March 20, 1998, Loral acquired Orion Network Systems, Inc., a rapidly growing provider of satellite-based communications services, which changed its name to Loral CyberStar, Inc. Loral completed its integration plan for Loral CyberStar and transferred management of Loral CyberStar's satellite capacity leasing and satellite operations to Loral Skynet, effective January 1, 1999.

     Loral CyberStar's leasing business currently provides satellite capacity for video distribution, satellite news gathering and other satellite services primarily to broadcasters, news organizations, telecommunications service providers and Internet Service Providers, or ISPs. Loral Cyberstar's customers include HBO, Disney and Cable & Wireless.

     Telstar 11 (formerly known as Orion 1), a high power satellite with 48 Ku-band transponders, commenced operations in January 1995, and provides coverage in North America as far west as Phoenix and Denver and in Europe as far east as Istanbul, Kiev and Tallinn.

     Telstar 12 (formerly known as Orion 2), a high power satellite with 57 Ku-band transponders, commenced operations in January 2000 and expands Loral CyberStar's European coverage and extends coverage to portions of the former Soviet Union, Latin America, the Middle East and South Africa.

     To replace Orion 3, on September 28, 1999, Loral CyberStar purchased from APT Satellite Company Limited ("APT") all transponder capacity (except for one C-band transponder retained by APT) and existing customer leases on the Apstar IIR satellite for approximately $273 million. Insurance proceeds from the May 4, 1999 launch failure of the Orion 3 satellite were used to fund substantially all of this purchase price.

     Apstar IIR, which was manufactured by SS/L, was launched in October 1997 and has an estimated remaining useful life of approximately 12 years. Loral CyberStar has full use of 28 C-band and 24 Ku-band transponders aboard Apstar 1IR for the remaining life of the satellite. Located at 76.5 degrees E.L., Apstar IIR covers a region that includes Asia, Europe, Africa and Australia, which represents over 75% of the world's population. Under the purchase agreement, Loral CyberStar will also have the option to lease replacement satellites from APT upon the end of life of Apstar IIR. In November 1999, the satellite was renamed Telstar 10/Apstar IIR.

  Satmex

     Satmex, our 49% affiliate, is currently the dominant satellite communications company providing fixed satellite services in Mexico, and intends to expand its services to become a leading provider of satellite services throughout Latin America.

     Satmex provides satellite transmission capacity to broadcasting customers for network and cable television programming, DTH service and on-site transmission of live news reports, sporting events and other video feeds. Satmex also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks for data, voice and video applications. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 29 nations and territories in the Latin American region. Satmex's broadcasting customers include Televisa, MVS Multivision and Television Azteca, and its telecommunications services and data customers include Telmex, Bell South, Hughes Network Systems and the Mexican subsidiaries of Ford and DaimlerChrysler.

     Satmex's satellites, Solidaridad 2 and Satmex 5, have a total of 96 36-MHz transponder-equivalents operating in the C and Ku-band, with an aggregate footprint covering substantially all of the continental United States and the Caribbean as well as all of Latin America, other than certain regions in Brazil. On August 29, 2000, Satmex's Solidaridad 1 satellite ceased operation and was considered irretrievably lost. In January 2001, Satmex received net insurance proceeds of $238 million relating to this loss. Satmex has contracted with SS/L to build its replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in January 2003 and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. In the interim, most of Solidaridad 1's customers have been transferred to other satellites in the Loral Global Alliance.

     We believe that this capacity is one of the largest blocks of satellite capacity dedicated primarily to the Latin American region. Satmex holds 20-year concession titles to operate in these three orbital locations, each of which will expire on October 22, 2017. The concession titles are renewable thereafter, subject to certain conditions, for an additional 20-year term without additional payment. In addition, Satmex operates two satellite control centers.

  Europe*Star

     Europe*Star, a joint venture between Loral and Alcatel, launched Europe*Star 1, an all Ku-band satellite, in October 2000. Europe*Star 1, marketed as part of the Loral Global Alliance, commenced commercial service in January 2001.

     Loral currently owns 47% of Europe*Star, and pursuant to the terms of the shareholders agreement has permitted its joint venture partner, Alcatel, to fund additional expenditures to develop Europe*Star's business and infrastructure through approximately $160 million in loans to the venture. Loral has the right to elect either to match the amount of such loans or permit Alcatel to elect to convert some or all its loans into equity, diluting our equity in the venture to as little as approximately 22%.

SATELLITE MANUFACTURING AND TECHNOLOGY

     SS/L is a worldwide leader in the design, manufacture and integration of satellites and space systems. SS/L draws on its 40-year history, during which satellites manufactured by SS/L have achieved more than 800 years of cumulative on-orbit experience. SS/L also provides Loral with visibility into emerging and new satellite-based technologies and applications. SS/L manufactures satellites that provide telecommunications, weather forecasting and broadcast services. SS/L is the leading supplier of satellites to Intelsat, an international consortium of member nations which is currently the world's largest operator of commercial communications satellites. Other significant customers include EchoStar, WildBlue, Loral Skynet, Sirius Satellite Radio (formerly known as CD Radio), Shin Satellite and Cable & Wireless Optus of Australia.

     As one of the premier providers of satellites and other space systems, SS/L competes principally on the basis of technical excellence, a long record of reliable performance, competitive pricing and on-orbit delivery packages. We believe that SS/L's advanced manufacturing and testing facilities and long-term customer relationships have enabled SS/L to compete effectively in the commercial space systems marketplace.

     SS/L has a history of technical innovation that includes the first three-axis stabilized satellites, bipropellant propulsion systems for commercial satellites that permit significant increases in the satellites' payload and extend the satellites' on-orbit lifetime, rechargeable nickel-hydrogen batteries with a life span of 10 years or more, the use of advanced composites to significantly enhance satellite performance at lighter weights and the first communications satellite with more than ten kilowatts of power. SS/L was also the first satellite manufacturer to employ heat pipes to control heat transfer in commercial satellites, thereby providing a more benign temperature environment and increased reliability. SS/L also created the first multi-mission geostationary satellite and was one of the first U.S. companies to acquire space technology from Russia's space industry, obtaining exclusive rights outside the former Eastern bloc to an electric propulsion subsystem that is five times more efficient than bipropellant propulsion systems.

     SS/L's geostationary satellite product portfolio continues to evolve to best meet the current and future needs of the market. SS/L now offers a line of three products that provide customers with a great span of power and capability: the space-proven 1300, the advanced 1300S, and the 20.20, one of the most powerful commercial spacecraft offered today. The power on SS/L-designed satellites reaches from 5 kilowatts to as high as 30 kilowatts, and the number of transponders that can be accommodated goes from as few as 1 to as many as 150.

DATA SERVICES

     Using the 10-satellite GEO constellation of the Loral Global Alliance and third party capacity, orbital slots around the world, access to fiber networks and internet backbone entry (peering) points, Loral can provide its customers with the ability to distribute large, complex digital video and data files to multiple locations throughout the world rapidly and cost effectively. The Loral CyberStar Group currently:

     - delivers U.S.-based Internet content via satellite to more than 173 ISPs in more than 36 foreign countries, which reach approximately seven million residential customers around the world;

     - distributes high-speed data over private corporate VSAT (very small aperture terminals) networks which currently reach 183 customers, 621 sites and approximately 11,000 desktops; and

     - offers business television (BTV) services by satellite to corporations for the delivery of teleconferences, distance learning and training, and special events.

     Loral CyberStar also recently began beta trials for its streaming media services with a select group of corporate customers. Loral believes that with the technical advantages inherent in satellite delivery, streaming media service will be a valuable addition to Loral CyberStar's service offering to its customers.

     In January of 2001, Loral announced that in keeping with its strategy to redirect the Company's resources and attention to its core businesses, it has substantially revised its plan for participation in the broadband communications market. Loral will not deploy a proprietary direct-to-the-consumer broadband service, as previously planned, with its attendant time-to-market, partner, marketing and financial challenges. Rather, Loral will participate in the broadband market by providing its customers with satellite platforms for their broadband offerings, through Loral's expansion of its fixed satellite services fleet and related capabilities and through its satellite design and production capabilities. With this new strategy, Loral will build on existing expertise, strengths and resources to address the expanding market for today's broadband services. Loral's fixed satellite services and satellite manufacturing businesses will be leading merchant suppliers to customers who require access to Loral's technology or satellites in order to meet their business objectives. Loral's manufacturing facilities, satellites and services will support current and future customers who are operating or planning to operate within one of the many niches in the broadband environment by providing a data delivery platform to them, designing and building a satellite for them, managing their satellites, leasing transponders to them or tailoring Loral's satellite services to their business specifications.

     The following companies have announced their intention to deliver broadband services directly to consumers: Echostar, Boeing, Gilat, Hughes Network Systems, Netsat Express, Wildblue, Direct TV, Pegasus, Skybridge and Teledesic. As many of these providers are existing customers of either Loral's fixed satellite services or satellite manufacturing business, Loral will be able to leverage these existing relationships and provide them with a scaleable level of service so as to meet their individual needs.

     In addition, Loral brings resources to support its broadband offering. Loral owns two Ku-band satellites in-orbit at 89 degrees and 93 degrees West Longitude, both well placed for servicing the North American market. Loral is also designing two Ka-band satellites with spot beam capacity for those same slots. Ku-band capacity is available now for limited broadband transmission, allowing customers immediate entry into the broadband market. Loral's Telstar 8 satellite under construction is scheduled to be launched in 2002 and will include Ka-band capacity as part of Loral Skynet's fixed satellite service.

     Satellite-based broadband delivery systems have a number of favorable technical characteristics, including point-to-multipoint broadcasting capability, geographic ubiquity, rapid development, high capacity and low cost. Loral believes that these characteristics will be of increasing importance in the near future as broadband Internet access becomes an increasingly universal requirement and Internet content continues to become richer and more complex, particularly in the most popular sites.

  Investment in Globalstar

     Loral acts as the managing general partner of Globalstar, which owns and operates a satellite constellation that forms the backbone of a global telecommunications network designed to serve virtually every populated area of the world. Globalstar commenced commercial service in the first quarter of 2000 and as of December 31, 2000, of the 106 countries covered by the Globalstar System, Globalstar service providers were providing commercial service in 54 countries through 23 gateways, including Argentina, Australia, Brazil, Canada, Central America, China, Mexico, South Korea, Russia, Saudi Arabia, the United States and virtually all of Western Europe.

     In January 2001, Globalstar suspended indefinitely principal and interest payments on its debt in order to conserve cash for operations so as to provide it with additional time to expand its customer base, develop new applications and demonstrate its viability. Loral does not intend to provide any further funding to Globalstar, which expects to have sufficient cash, after suspension of debt and dividend payments, to fund its operations into the year 2002. As of December 31, 2000, Loral owned approximately 39% of Globalstar's equity and approximately 27% of its debt. Loral, through its interests in various joint ventures, continues to participate and to fund our share of the operations of Globalstar service providers in Brazil, Canada, Mexico and Russia. These Globalstar service providers have constructed and operate gateways, are licensed to provide services and, through their sales and marketing organizations, are actively selling Globalstar service in their respective territories.

                                   REGULATION

     As an operator of a privately-owned global satellite system, Loral is subject to: (i) the regulatory authority of the U.S. government; (ii) the regulatory authority of other countries in which Loral operates; (iii) the Intelsat consultation process; and (iv) the frequency coordination process of the International Telecommunications Union ("ITU"). Loral's ability to provide satellite service in a particular country or region is subject to the technical constraints of its satellites, international coordination, local regulatory approval and any limitation as to the scope of the approval so obtained.

U.S. REGULATION

     The ownership and operation of Loral's satellite systems in the U.S. is regulated by the Federal Communications Commission (the "FCC"). Loral is subject to the FCC's jurisdiction primarily for: (i) the licensing of satellites and earth stations; (ii) avoidance of interference with other radio stations; and
(iii) compliance with FCC rules governing U.S.-licensed satellite systems. Violations of the FCC's rules can result in various sanctions including fines, loss of authorizations, or the denial of new authorizations or renewal authorizations. Loral is not regulated as a common carrier and, therefore, is not subject to rate regulation or the obligation not to discriminate among customers. Loral must pay FCC filing fees in connection with its space station and earth station applications; must pay annual regulatory fees that are intended to defray the FCC's regulatory expenses; must file annual status reports with the FCC; and, to the extent Loral is deemed to be providing interstate/international telecommunications, must contribute to funds used to support universal service.

  Authorization to Launch and Operate Satellites

     The FCC grants authorizations to satellite operators that meet its legal, technical and financial qualification requirements. The FCC often receives applications from multiple operators to operate a satellite at a given orbital slot. There can be no assurance that in the process of resolving such mutually exclusive applications, Loral's application will be granted. Under the FCC's financial qualification rules, an applicant must demonstrate that it has sufficient funds to construct, launch, and operate each requested satellite for one year. Most satellite authorizations also include specific construction and launch milestones which Loral must meet. Licenses are usually issued for an initial ten-year term and FCC policy provides licensees with an "expectancy" with respect to the replacement of their authorized satellites. At the end of a ten-year license term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time pursuant to a grant of special temporary authority from the FCC. Such operations, however, are subject to certain restrictions.

     Loral has final FCC authorization for the following satellites which operate in the C-band, the Ku-band, or both bands: Telstar 4 at 89(degrees) W.L., Telstar 5 at 97(degrees) W.L., Telstar 6 at 93(degrees) W.L., Telstar 7 at 129(degrees) W.L., Telstar 8 at 77(degrees) W.L., Telstar 9 at 69(degrees) W.L., Telstar 11 at 37.5(degrees) W.L., Telstar 12 at 15(degrees) W.L. and Orion A at 47(degrees) W.L. R/L DBS Company, L.L.C., a joint venture in which Loral owns a 50% interest, also has 11 odd numbered DBS channels 1-21 at 61.5(degrees) W.L. Certain of these authorizations are subject to pending petitions for reconsiderations submitted by third parties. The final FCC authorizations for certain of these satellites also do not cover certain design changes or milestone extension requests that are the subject of pending modification applications. Certain of these modification applications have been opposed by other satellite operators. There can be no assurance that such design changes or milestone extensions will be granted by the FCC. The failure to obtain a milestone extension could result in the loss of the related FCC authorization. If Loral is unable to obtain FCC approval to implement its requested technical modifications for any particular authorization, it will be obligated to operate the related satellite in accordance with the original authorization.

     In addition, Loral has final authorization to operate at the following orbital slots: Ka-band at 89(degrees) W.L., 81(degrees) W.L., 93(degrees) W.L., 115(degrees) W.L., 78(degrees) E.L., 105.5(degrees) E.L., 67(degrees) W.L. and 126.5(degrees) E.L. and hybrid Ka/Ku-band at 47(degrees) W.L. Loral has requests for technical modifications and requests for milestones extensions pending before the FCC. There can be no assurance that the FCC will grant such modifications or milestone extensions.

     Loral also has conditional authorizations and applications pending before the FCC for other orbital locations. Under the FCC's rules, an applicant may commence satellite construction prior to receiving an authorization to launch and operate, although it must notify the FCC that it intends to commence construction. Any construction engaged in is at the applicant's own risk. While Loral therefore may proceed with the construction of planned satellites without prior FCC approval, it must accept the risk that the FCC may not grant the application, may not assign the satellite to its proposed orbital location, or otherwise may act in a manner that limits or eliminates some or all of the value of the construction previously done on the satellite.

  Scope of Services Authorized

     In 1996, the FCC largely eliminated the regulatory distinction between U.S. domestic satellites and U.S.-licensed international satellites. As a result, each of Loral's satellites may be used, to the extent technically feasible, to provide both U.S. domestic and international services.

  Coordination Requirements

     The FCC requires applicants to demonstrate that their proposed satellites would be compatible with the operations of adjacent satellites. The FCC requires adjacent satellite operators to coordinate with one another to minimize frequency conflicts. The FCC reserves the right to require that an FCC licensed satellite be relocated to a different orbital location if it determines that such a change is in the public interest. The FCC might exercise this authority in instances where operators are unable to coordinate with each other.

REGULATION BY NON-U.S. NATIONAL TELECOMMUNICATIONS AUTHORITIES

     Foreign laws and regulatory practices governing the provision of satellite services to licensed entities and directly to end users vary substantially from country to country. Some countries may require Loral to confirm that it has successfully completed technical consultation with Intelsat before providing services on a given satellite. In addition, Loral may be subject to communications and/or broadcasting laws with respect to its provision of international satellite services, which vary from country to country.

     Many countries have liberalized their regulations to permit entities to seek licenses to provide voice, data or video services. This trend should accelerate with the commitments by many World Trade Organization ("WTO") members, in the context of the WTO Agreement on Basic Telecommunications Services, to open their satellite markets to competition. Other countries, however, have maintained strict monopoly regimes. In such markets, the provision of service from Loral and other U.S.-licensed satellites may be more complicated.

     In addition to the orbital slots licensed by the FCC, Loral has been assigned orbital slots by certain other countries. For example, Loral has been authorized to use numerous Ku- and Ka-orbital slots by the Papua New Guinea government. In March 1999, the Brazilian telecommunications authority announced that Loral had won Brazil's auction for its 63(degrees) W.L. Ku-band orbital slot. Loral operates capacity on the Telstar 10/ Apstar IIR C/Ku-band satellite licensed by China and located at 76.5(degrees) E.L. Satmex, of which Loral owns 49%, is licensed by Mexico to operate the C/Ku-band satellites at 109.2(degrees) W.L., 113.0(degrees) W.L., and 116.8(degrees) W.L. Europe*Star, of which Loral owns 47%, is licensed by Germany to operate Ku-band satellites at 45(degrees) E.L. and 47.5(degrees) E.L.

  Intelsat Consultation

     In connection with its international satellite services, Loral must currently complete a consultation process with Intelsat under Article XIV of the Intelsat Agreement to ensure technical compatibility of Loral's facilities and their operation with the spectrum and orbital locations of existing or planned Intelsat satellites. This process, however, may be eliminated as a result of the privatization of Intelsat.

  The ITU Frequency Coordination Process

     All satellite systems are subject to ITU frequency coordination requirements and must obtain appropriate authority to provide service in a given territory. The result of the required international coordination process may limit the extent to which all or some portion of a particular authorized orbital slot may be used for commercial operations, with a corresponding impact on the useable capacity of a satellite at that location. In addition, the result of the process by which satellite systems must seek authorization to provide service in a given territory may limit the extent to which such service may be provided from a given orbital location.

     All of the registrations for Loral's satellites are or will be subject to the ITU coordination process. Only national governments file required coordination documents at the ITU. These documents are used by Loral and other satellite operators as a basis for coordination of satellite systems. There may be more than one ITU filing submitted for any particular orbital slot, or an orbital slot adjacent thereto, thus requiring coordination between or among the affected operators. The results of this coordination process may impose technical constraints on Loral's ability to operate its satellites at a given orbital location, if at all. Loral cannot guarantee successful frequency coordination for its satellites.

APPLICATIONS AND ITU FILINGS

     Loral has ITU filings at 3.5(degrees) E.L., 8(degrees) E.L., 1(degrees) E.L., 11(degrees) E.L., 30(degrees) E.L., 81(degrees) E.L., 105.5(degrees) E.L., 135(degrees) E.L., 58(degrees) W.L., 95(degrees) W.L., 115(degrees) W.L. and 135(degrees) W.L. for use of the V-band frequency. Loral also has ITU filings at 98(degrees) E.L., 122(degrees) E.L., 130(degrees) E.L., 167.45(degrees) E.L., 121(degrees) W.L. and 175(degrees) W.L. for use of the C- and Ku-band frequencies. Europe*Star has ITU filings at 43(degrees) E.L. and 47.5(degrees) E.L. for use of the Ku-band frequency.

     Loral has applications pending at 77(degrees) W.L. for use of the Extended C/Ku-band frequencies, at 81(degrees) W.L. for use of the Ku-band and extended Ku-band frequencies and at 135(degrees) W.L., 115(degrees) W.L., 95(degrees) W.L. and at 58(degrees) W.L. for use of the V-band frequency. Loral has applications pending at 126(degrees) E.L. for use of the Ku/Extended Ku/C and Extended C-band frequencies, and at 95(degrees) W.L. and 15(degrees) W.L. for use of the Ka-band frequency.

EXPORT REGULATION

     Exports from the United States of commercial communication satellites, and certain related items, technical data and services, are subject to United States export control laws and regulations. These export control laws and regulations affect the export of satellites and certain related items, technical data and services to foreign launch providers, insurers, customers, potential customers and business partners, as well as to foreign Loral employees, foreign regulatory bodies, foreign national telecommunications authorities and to foreign persons generally. Commercial communications satellites and certain related items, technical data and services have been added to the United States Munitions List and export jurisdiction over these satellites and certain related items, technical data and services has been transferred to the U.S. Department of State and made subject to the Arms Export Control Act and the International Traffic in Arms Regulations. Other items, technical data and services exported by Loral remain subject to the export jurisdiction of the U.S. Department of Commerce, pursuant to the Export Administration Act and the Export Administration Regulations.

     U.S. Government licenses or other approvals generally must be applied for by Loral and obtained before such exports are made. There can be no assurance that such licenses or approvals will be granted. Also, licenses or approvals may be granted with limitations, provisos or other requirements imposed by the U.S. Government as a condition of approval, which may affect the scope of permissible activity under the license or approval. U.S. Government approval may be required before such satellites and related items, technical data and services are re-exported or transferred from one foreign person to another foreign person. There can be no assurance that such approvals will be granted. Also, such approvals may be granted subject to limitations, provisos or other requirements imposed by the U.S. Government as a condition of approval, which may affect the scope of permissible activity under the license or approval.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT EMPLOYEES

     The following table sets forth information about our executive officers, directors and significant employees as of the date of this Offer to Exchange:

NAME                                                       POSITION
----                                                       --------
                                 Chairman of the Board of Directors and Chief Executive
Bernard L. Schwartz............  Officer
Howard Gittis..................  Director
Robert B. Hodes................  Director
Gershon Kekst..................  Director
Charles Lazarus................  Director
Malvin A. Ruderman.............  Director
E. Donald Shapiro..............  Director
Arthur L. Simon................  Director
Daniel Yankelovich.............  Director
Eric J. Zahler.................  President and Chief Operating Officer
Michael P. DeBlasio............  First Senior Vice President
Robert E. Berry................  Senior Vice President and Chairman of Space Systems/Loral
Nicholas C. Moren..............  Senior Vice President and Treasurer
Richard J. Townsend............  Senior Vice President and Chief Financial Officer
Laurence D. Atlas..............  Vice President, Government Relations -- Telecommunications
W. Neil Bauer..................  Vice President and President of Loral CyberStar
Jeanette H. Clonan.............  Vice President -- Communications and Investor Relations
Terry J. Hart..................  Vice President and President of Loral Skynet
Stephen L. Jackson.............  Vice President -- Administration
Avi Katz.......................  Vice President, General Counsel and Secretary
John Klineberg.................  Vice President and President of Space Systems/Loral
Russell R. Mack................  Vice President -- Business Ventures
Anthony J. Navarra.............  Vice President and President of Globalstar and GTL
Harvey B. Rein.................  Vice President and Controller
Thomas B. Ross.................  Vice President -- Government Relations
                                 Vice President, Deputy General Counsel and Assistant
Janet T. Yeung.................  Secretary

                         REASONS FOR THE EXCHANGE OFFER

     We are making the Exchange Offer at this time because:

     - The Exchange Offer provides a means for you to gain greater liquidity on your investment in the Company at a significant premium to the current trading value of the Preferred Stock.

     - The Exchange Offer affords you the opportunity to receive significantly more shares of Common Stock than you would be entitled to receive under the conversion provisions of the Preferred Stock. Absent the Exchange Offer, each share of Preferred Stock is currently convertible into 2.5 shares of Common Stock.

     - The Exchange will reduce or eliminate dividend and mandatory redemption payments on the Preferred Stock.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the Exchange Offer. Shares of Preferred Stock surrendered in exchange for shares of Common Stock will be retired and cancelled and cannot be reissued.

                               THE EXCHANGE OFFER

     Upon the terms and subject to the conditions of the Exchange Offer, we will exchange all of the shares of Preferred Stock outstanding, or such lesser number of shares of Preferred Stock as are validly tendered and not withdrawn prior to the Expiration Date for Common Stock at an exchange ratio of 4.1 shares of Common Stock for each share of Preferred Stock validly tendered and not withdrawn.

     This Offer to Exchange and the related Letter of Transmittal are being mailed to record holders of Preferred Stock and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Preferred Stock.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" means 5:00 p.m., New York City time, on Thursday, March 22, 2001, unless and until we extend the period of time during which the Exchange Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Exchange Offer, as so extended by us, shall expire.

     We expressly reserve the absolute right, in our sole discretion,

          (1) to delay accepting any Preferred Stock, to extend the Exchange Offer or, if in our reasonable judgment, any of the conditions described below under the caption "-- Conditions" are not satisfied, to terminate the Exchange Offer or waive any condition set forth in the Exchange Offer, by giving oral or written notice of this delay, extension, termination or waiver to the Exchange Agent;

          (2) to amend the terms of the Exchange Offer in any manner. Any such amendment will be followed as promptly as practicable by a public announcement thereof; and

          (3) to terminate the Exchange Offer and not accept for exchange Preferred Stock tendered pursuant thereto.

     Any waiver, amendment or modification will apply to all shares of Preferred Stock tendered, regardless of when or in what order such Preferred Stock was tendered. Any extension or termination of the Exchange Offer or any amendment or modification of the terms set forth in the Exchange Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation.

     If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of an Offer to Exchange supplement that will be distributed to record holders of Preferred Stock. In addition, we will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Without limiting the manner in which we may choose to make a public announcement of any delay, extension, termination or amendment of the Exchange Offer, we have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to Business Wire.

CONDITIONS

     Notwithstanding any other provision of this Offer to Exchange or the Letter of Transmittal, we will not be required to accept for exchange shares of Preferred Stock tendered pursuant to the Exchange Offer and may terminate, extend or amend the Exchange Offer if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in our reasonable judgment, might materially impair our ability to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to us, or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries;

          (b) any change or any development involving a prospective change in our business or our financial affairs or in that of any of our subsidiaries has occurred which, in our reasonable judgment, makes it impracticable or inadvisable to proceed with the Exchange Offer or impair the contemplated benefits of the Exchange Offer to us;

          (c) any law, statute, rule or regulation is proposed, adopted or enacted, which, in our reasonable judgment, might materially impair our ability to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to us; or

          (d) any governmental approval has not been obtained, which approval we, in our reasonable discretion, shall deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the respective right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

     If we determine in our reasonable discretion that any of the conditions are not satisfied, we may

          (1) refuse to accept shares of Preferred Stock and return all tendered shares to the tendering holders;

          (2) extend the Exchange Offer and retain all shares of Preferred Stock tendered prior to the Expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw their tendered shares (see
     "-- Withdrawal of Tenders"); or

          (3) waive the unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered shares of Preferred Stock which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, we will promptly disclose this waiver by means of an Offer to Exchange supplement that will be distributed to the record holders of Preferred Stock. We will also extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the record holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

PROCEDURES FOR TENDERING PREFERRED STOCK

     A holder who wishes to tender Preferred Stock for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, together with any required signature guarantees, or, in the case of a book-entry transfer, agent's message, and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either

          (1) certificates for such Preferred Stock must be received by the Exchange Agent prior to the Expiration Date, along with the Letter of Transmittal;

          (2) a timely confirmation of a book-entry transfer of the Preferred Stock into the Exchange Agent's account at The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date; or

          (3) the holder must comply with the guaranteed delivery procedures described below.

     To be tendered effectively, shares of Preferred Stock, or the book-entry confirmation, as the case may be, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS PROCEDURE DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     DTC has authorized DTC participants that hold Preferred Stock on behalf of beneficial owners of Preferred Stock through DTC to tender their shares of Preferred Stock as if they were holders. To effect a tender of Preferred Stock, DTC participants should either

          (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof), have the signature thereon guaranteed if required by the instructions to the Letter of Transmittal and mail or deliver the Letter of Transmittal (or the manually signed facsimile) to the Exchange Agent pursuant to the procedures set forth in "-- Procedures for Tendering" or

          (2) transmit their acceptance to DTC through the DTC Automated Tender Offer Program for which the transaction will be eligible and follow the procedures for book-entry transfer set forth in "-- Book-Entry Transfer."

     The tender by a shareholder will constitute an agreement between that shareholder and us in accordance with the terms and subject to the conditions contained in this Offer to Exchange and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF SHARES OF PREFERRED STOCK, AGENT'S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR ELECTION. IF YOU DELIVER YOUR SHARES OF PREFERRED STOCK BY MAIL, WE RECOMMEND REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY. PLEASE SEND ALL CERTIFICATES FOR SHARES OF PREFERRED STOCK, LETTERS OF TRANSMITTAL AND AGENT'S MESSAGES TO THE EXCHANGE AGENT FOR THE EXCHANGE OFFER, AT ONE OF THE ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER TO EXCHANGE. PLEASE DO NOT SEND THESE MATERIALS TO US.

     Any beneficial owner whose shares of Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wishes to tender, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on his own behalf, the owner must, prior to completing and executing the Letter of Transmittal and delivering the beneficial owner's shares of Preferred Stock, either make appropriate arrangements to register ownership of the shares of Preferred Stock in that owner's name or obtain a properly completed stock power from the registered holder. The transfer of registered ownership may take considerable time.

     If the Letter of Transmittal is signed by a person other than the registered holder of any shares of Preferred Stock listed therein, these shares of Preferred Stock must be endorsed or accompanied by a properly completed stock power and signed by the registered holder as the registered holder's name appears on the shares of Preferred Stock.

     If the Letter of Transmittal or shares of Preferred Stock or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, unless waived by us. Evidence satisfactory to us of their authority so to act must be submitted with the Letter of Transmittal.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution unless the shares of Preferred Stock tendered pursuant thereto are tendered

          (1) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or

          (2) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-5 under the Exchange Act (an "Eligible Institution").

     We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered shares of Preferred Stock in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all shares of Preferred Stock not properly tendered or any shares of Preferred Stock, our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular shares of Preferred Stock. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the Letter of Transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tender of shares of Preferred Stock must be cured within the time as we shall determine. Neither we, the Exchange Agent nor any other person shall incur any liability for failure to give notice of any defect or irregularity with respect to any tender of shares of Preferred Stock. Tenders of shares of Preferred Stock will not be deemed to have been made until such defects or irregularities have been cured or waived. Any shares of Preferred Stock received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will not be deemed to have been properly tendered. Any shares of Preferred Stock received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering shareholder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date. By tendering, each shareholder will represent to us, among other things, that it is not a restricted shareholder.

ACCEPTANCE OF SHARES OF PREFERRED STOCK FOR EXCHANGE; DELIVERY OF SHARES OF COMMON STOCK

     For purposes of the Exchange Offer, we shall be deemed to have accepted properly tendered shares of Preferred Stock for exchange when, as and if we have given oral or written notice thereof to the Exchange Agent.

     In all cases, the issuance of shares of Common Stock for shares of Preferred Stock that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for the shares of Preferred Stock or a timely book-entry confirmation of these shares of Preferred Stock into the Exchange Agent's account at the book-entry transfer facility, a properly completed and duly executed Letter of Transmittal or agent's message and all other required documents. If any tendered shares of Preferred Stock are not accepted for any reason set forth in the terms and conditions of the Exchange Offer, or if shares of Preferred Stock are submitted for a greater principal amount than the shareholder desires to exchange, these unaccepted or nonexchanged shares of Preferred Stock will be returned without expense to the tendering shareholder of these shares of Preferred Stock (or, in the cases of shares of Preferred Stock tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility, pursuant to the book-entry transfer procedures described below). These non-exchanged shares of Preferred Stock will be credited to an account maintained with such book-entry transfer facility as promptly as practicable after the Expiration Date.

BOOK-ENTRY TRANSFER

     The Exchange Agent will establish a new account or utilize an existing account with respect to the shares of Preferred Stock at DTC promptly after the date of this Offer to Exchange. Any financial institution that is a participant in DTC and whose name appears on a security position listing as the owner of shares of Preferred Stock may make a book-entry tender of shares of Preferred Stock by causing DTC to transfer such shares of Preferred Stock into the Exchange Agent's account in accordance with DTC's procedures for such transfer. However, although the tender of shares of Preferred Stock may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal, or a manually signed facsimile thereof, properly completed and validly executed, with any required signature guarantees, or an agent's message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Exchange Agent at its address set forth below under the caption "-- Exchange Agent" on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. The confirmation of a book-entry transfer of shares of Preferred Stock into the Exchange Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Exchange Agent.

     The term "agent's message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of Preferred Stock stating

          (1) the aggregate principal amount of shares of Preferred Stock which have been tendered by the participant;

          (2) that this participant has received and agrees to be bound by the term of the Letter of Transmittal; and

          (3) that we may enforce such agreement against the participant.

GUARANTEED DELIVERY PROCEDURES

     Shareholders who wish to tender their shares of Preferred Stock and

          (1) whose shares of Preferred Stock are not immediately available;

          (2) who cannot deliver their shares of Preferred Stock, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date; or

          (3) who cannot complete the procedure for book-entry transfer on a timely basis,

may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the shareholder, the certificate number(s) of the shares of Preferred Stock and the principal amount of shares of Preferred Stock tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an agent's message, together with the certificate(s) representing the shares of Preferred Stock, or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an agent's message, as well as the certificate(s) representing all tendered shares of Preferred Stock in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

LOST OR MISSING CERTIFICATE

     If you desire to tender shares of Preferred Stock pursuant to this Exchange Offer, but the certificates representing such shares of Preferred Stock have been mutilated, lost, stolen or destroyed, you should write to or telephone The Bank of New York (the "Exchange Agent"), at the addresses or telephone numbers listed on the back cover page of this Offer to Exchange, about procedures for obtaining replacement certificates for such Preferred Stock, arranging for indemnification or about any other matter that requires handling by the Exchange Agent.

WITHDRAWAL OF TENDERS

     EXCEPT AS OTHERWISE PROVIDED HEREIN, TENDERS OF SHARES OF PREFERRED STOCK MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

     To withdraw a tender of shares of Preferred Stock in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must:

          (1) specify the name of the person having deposited the shares of Preferred Stock to be withdrawn (the "Depositor");

          (2) identify the shares of Preferred Stock to be withdrawn (including the certificate number or numbers and principal amount of such shares of Preferred Stock);

          (3) be signed by the shareholder in the same manner as the original signature on the Letter of Transmittal by which such shares of Preferred Stock were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the shares of Preferred Stock register the transfer of these shares of Preferred Stock into the name of the person withdrawing the tender; and

          (4) specify the name in which any of the shares of Preferred Stock are to be registered, if different from that of the Depositor.

     If certificates for shares of Preferred Stock have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing shareholder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless the shareholder is an Eligible Institution. If shares of Preferred Stock have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares of Preferred Stock and otherwise comply with the procedures of the book-entry transfer facility. We will determine in our sole discretion all questions as to the validity, form and eligibility (including time of receipt) of those notices, which determination shall be final and binding on all parties. Any shares of Preferred Stock so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Common Stock will be issued with respect thereto unless the shares of Preferred Stock so withdrawn are validly retendered. Properly withdrawn shares of Preferred Stock may be retendered by following one of the procedures described above.

     Any shares of Preferred Stock which have been tendered but which are not accepted for payment due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer to the shareholder of the shares of Preferred Stock, without cost to the shareholder. In the case of shares of Preferred Stock tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the shares of Preferred Stock will be credited to an account maintained with such book-entry transfer facility for the shares of Preferred Stock.

EXCHANGE AGENT

     We have appointed The Bank of New York as the Exchange Agent for the Exchange Offer. All completed Letters of Transmittal and agent's messages should be directed to the Exchange Agent at one of the addresses set forth on the back cover page of this Offer to Exchange. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering your shares of Preferred Stock should also be directed to the Exchange Agent at one of the telephone numbers and addresses on the back cover page of this Offer to Exchange.

     DELIVERY OF A LETTER OF TRANSMITTAL OR AGENT'S MESSAGE TO AN ADDRESS OTHER THAN THE ADDRESS LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF THE LETTER OF TRANSMITTAL OR AGENT'S MESSAGE.

     Requests for additional copies of this Offer to Exchange, Loral's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, Loral's 1999 Annual Report on Form 10-K, or any of the other documents incorporated by reference herein, the enclosed Letter of Transmittal or the enclosed Notice of Guaranteed Delivery may be directed to either to the Exchange Agent or to the Information Agent at one of the telephone numbers and addresses listed on the back cover page of this Offer to Exchange.

EXTENSION OF THE EXCHANGE OFFER; TERMINATION; AMENDMENT

     We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the Exchange Offer is open and thereby delay acceptance for exchange of, and exchange for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. We also expressly reserve the right, in our sole discretion, to terminate the Exchange Offer and not accept for exchange any shares not theretofore accepted for exchange or exchanged for or, subject to applicable law, to postpone exchange for shares upon conditions specified in a written notice of such termination or postponement to the Depositary and making a public announcement thereof. Our reservation of the right to delay exchange for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of an exchange offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, to amend the Exchange Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Exchange Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Exchange Offer). Amendments to the Exchange Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Exchange Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire.

     If we materially change the terms of the Exchange Offer or the information concerning the Exchange Offer, we will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the Exchange Offer or information concerning the Exchange Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (a) we increase or decrease the exchange rates for shares of Preferred Stock or increase or decrease the number of shares being sought in the Exchange Offer and, if an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, and (b) the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase, decrease or amendment is first published, sent or given in the manner specified in this section, the Exchange Offer will be extended until the expiration of such period of ten business days.

ACCOUNTING TREATMENT

     The exchange of shares of Preferred Stock for shares of Common Stock will be treated as an induced conversion for accounting purposes under U.S. GAAP.

REGULATORY APPROVALS

     We do not believe that the receipt of any material federal or state regulatory approvals will be necessary in connection with the Exchange Offer.

OTHER

     Participation in the Exchange Offer is voluntary and holders of shares of Preferred Stock should carefully consider whether to accept the terms and conditions of the Exchange Offer. Holders of the shares of Preferred Stock are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the Exchange Offer.

                         DESCRIPTION OF PREFERRED STOCK

     The following is a summary of the principal terms and conditions of the Preferred Stock. The Preferred Stock was created and issued pursuant to the terms of a Schedule that was attached to the Company's Bye-Laws (the "Series C Schedule") upon approval of the creation and issuance of the Preferred Stock by the Company's shareholders, which approval was granted by shareholders at the April 30, 1997 annual general meeting of shareholders. In addition, the Company has amended its Memorandum of Association and filed a certificate of increase of share capital to reflect the authorization of the Preferred Stock.

     The Preferred Stock is subordinated to all debt obligations of Loral and, with respect to dividend rights and rights upon liquidation, winding up and dissolution, ranks pari passu with Loral's Series D Preferred Stock and ranks senior to or pari passu with all future series of preferred stock of Loral.

     The following summarizes the material provisions the Series C Schedule and is subject to, and qualified in its entirety by reference to, all the provisions of the Series C Schedule, including the definition therein of certain terms. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Series C Schedule.

Number of Shares
Outstanding...................   13,497,863 shares of 6% Series C Convertible
                                 Redeemable Preferred Stock (as of December 31,
                                 2000).

Liquidation Preference........   $674.9 million in the aggregate. Each share of
                                 the Preferred Stock has a liquidation
                                 preference of $50.00.

Mandatory Redemption Date.....   November 1, 2006 (the "Mandatory Redemption
                                 Date").

Dividends.....................   Each share of the Preferred Stock accrues
                                 dividends at the rate of 6% per annum.
                                 Dividends are computed on the basis of a 360-day year of twelve 30-day months and are payable quarterly in cash in arrears on February 1, May 1, August 1 and November 1 of each year (each, a "Payment Date").

                                 Loral may elect to defer dividend payments on any Payment Date. Arrearages of deferred but unpaid dividend accruals ("Dividend Arrearages") will not bear interest, but so long as any Dividend Arrearage remains outstanding, Loral will be prohibited from paying (i) dividends on its Common Stock or
                                 (ii) dividends on any other preferred stock
                                 (other than partial dividends paid pro rata on the Preferred Stock, Loral's Series D Convertible Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), and any other series of preferred stock ranking pari passu with the Preferred Stock (collectively, "Parity Stock")). In the event that dividend payments on the Preferred Stock are deferred by Loral for an aggregate of six quarterly dividend payments, the holders of the Preferred Stock (the "Holders") will have the rights described under "Voting Rights" below.

Ranking of the Preferred
Stock.........................   The Preferred Stock, with respect to dividend
                                 rights and rights on liquidation, winding up and dissolution, ranks pari passu with Loral's
                                 Series D Preferred Stock and any other class or series of preferred stock, the terms of which expressly provide that such class or series will rank pari passu with the Preferred Stock and senior to or pari passu with all other series of preferred stock and senior to all Common Stock of Loral.

Optional Redemption by
Loral.........................   The Preferred Stock will be redeemable in cash
                                 at any time, in whole or in part, at the election of Loral (the "Optional Redemption"), at a redemption price equal to the percentage of the liquidation preference set forth below plus accrued and unpaid dividends, if any, to the date of redemption (the "Optional Redemption
                                 Date"), if redeemed in the 12-month period ending on November 1 of the following years:

                                                                      REDEMPTION
                                                             YEAR       PRICE
                                                             ----     ----------
                                                             2001        101%

                                 and thereafter at a redemption price equal to 100% of the liquidation preference plus accrued and unpaid dividends, if any, to the Optional Redemption Date.

Mandatory Redemption by
Loral.........................   The Preferred Stock is subject to mandatory
                                 redemption (the "Mandatory Redemption") by
                                 Loral on the Mandatory Redemption Date, at a redemption price of 100% of the liquidation preference plus accrued and unpaid dividends, if any (including all Dividend Arrearages), to the Mandatory Redemption Date. Loral may make payments of the aggregate liquidation preference of the Preferred Stock on the Mandatory Redemption Date: (i) in cash; (ii) by delivery of Common Stock (based upon 100% of the Average Market Value (as defined)); or
                                 (iii) through any combination of the foregoing.

Optional Conversion by
Holders.......................   The Preferred Stock is convertible, in whole or
                                 in part, at the option of the Holders at any time prior to the Mandatory Redemption Date
                                 (unless earlier redeemed by Loral), initially at the conversion price of $20.00 per share
                                 (equivalent to 2.5 shares of Common Stock for each $50.00 liquidation preference of Preferred
                                 Stock). Holders will not be entitled to any Dividend Arrearage upon conversion. The
                                 Conversion Price is subject to adjustment upon the occurrence of certain dilutive events.

Voting Rights.................   Except for certain amendments to Loral's
                                 Memorandum of Association and as required by law, the Holders of the Preferred Stock will not be entitled to any voting rights unless
                                 Loral has deferred payments of dividends on the Preferred Stock for an aggregate of six quarterly interest or dividend payments (a
                                 "Deferral Trigger Event"). If a Deferral
                                 Trigger Event occurs while the Preferred Stock is outstanding, then holders of a majority of the outstanding shares of the Preferred Stock, voting as a class, will be entitled to elect two directors (the "Preferred Stock Directors") to the Board of Directors. The Preferred Stock
                                 Directors will promptly resign their offices upon receipt of notice from Loral that all Dividend Arrearages with respect to the Preferred Stock have been paid.

Restrictive Covenants.........   None.

     For a more detailed description of the Preferred Stock, see "Appendix A -- Description of Preferred Stock".

                          DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue 750 million shares of Common Stock, par value $.01 per share, of which 298,149,088 shares were outstanding on December 31, 2000. The holders of Common Stock are entitled to voting rights. Under Bermuda law, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting (or by such majority as The Companies Act 1981 of Bermuda or the bye-laws of the company prescribe). Loral's Bye-Laws provide that, with certain exceptions, any questions proposed for the consideration of the shareholders will be decided by a simple majority of votes cast by shareholders entitled to vote at the meeting, with each shareholder present, or person holding proxies for any shareholder, entitled to one vote for each share held.

     The holders of Common Stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the Board of Directors out of funds legally available for such dividends. The holders of Common Stock are entitled to all assets remaining after payment of liabilities and after provision has been made for the payment of the liquidation preference on any other series of preferred stock of Loral. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

                  MARKET FOR COMMON STOCK AND PREFERRED STOCK

     The Company's Common Stock currently trades on the NYSE under the symbol "LOR". The Company's Preferred Stock does not trade on an exchange. The price ranges presented below for shares of Common Stock represent high and low sale prices for each quarter, as reported by the NYSE. There is no established trading market for the Preferred Stock. Any trading in shares of Preferred Stock takes place in privately-negotiated transactions among holders, or transactions through market makers, that are not generally reported. Sales prices for some of these transactions are reported to, and made available by, Bloomberg L.P., which is the source for the high and low sales price information set forth below. This information may not reflect all sales that have occurred during the periods in question, and we are unaware of any publicly-available source for high or low bid quotations.

                                                            COMMON STOCK      PREFERRED STOCK
                                                           MARKET PRICES       MARKET PRICES
                                                          ----------------    ----------------
                                                           HIGH      LOW       HIGH      LOW
                                                          ------    ------    ------    ------
1999
First quarter...........................................  $22.44    $14.44    $49.00    $49.00
Second quarter..........................................   20.75     14.38     53.00     47.25
Third quarter...........................................   22.88     16.25     59.50     48.63
Fourth quarter..........................................   24.75     13.50     61.47     42.25

2000
First quarter...........................................  $25.75    $ 9.88    $59.06    $30.00
Second quarter..........................................   10.44      6.13     31.75     20.00
Third quarter...........................................    8.50      5.00     35.00     18.50
Fourth quarter..........................................    6.56      2.69     20.25     10.00

2001
First quarter (through February 20, 2001)...............  $ 6.34    $ 3.19    $19.75    $12.22

---------------
N/A = Not available.

     As of February 20, 2001, there were approximately 6,340 record holders of Common Stock and 9 record holders of Preferred Stock.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain United States ("U.S.") federal income tax consequences to Holders of Preferred Stock who exchange their Preferred Stock for Common Stock pursuant to the Offer to Exchange. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. Tax consequences which are different from or in addition to those described herein may apply to Holders of Preferred Stock who are subject to special treatment under the U.S. federal income tax laws, such as non-U.S. persons, tax-exempt organizations, financial institutions, insurance companies, broker-dealers, Holders who hold their Preferred Stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction, or other integrated investment comprised of Preferred Stock and one or more other investments, and persons who acquired their shares in compensatory transactions. This discussion does not address non-U.S. or state or local tax considerations.

     The summary of U.S. federal income tax consequences below is for general information only. This discussion is not a substitute for an individual analysis of the tax consequences of the exchange to a Holder of Preferred Stock. Each Holder of Preferred Stock should consult a tax adviser regarding the particular federal, state, local and non-U.S. tax consequences of the Exchange in light of such holder's own situation.

     The Exchange will qualify as a reorganization under section 368(a)(1)(E) of the Code. Accordingly, the following U.S. federal income tax consequences will occur:

          1. the Company will not recognize gain or loss as a result of the Exchange;

          2. you will not recognize gain or loss upon the receipt of Common Stock solely in exchange for the face amount of your Preferred Stock pursuant to the Offer to Exchange. However, you will be treated as having received a distribution on the Preferred Stock to the extent Common Stock is received for accrued but unpaid dividends on the Preferred Stock. Common Stock is deemed received for accrued and unpaid dividends only to the extent that the fair market value of the aggregate Common Stock received in the exchange exceeds the aggregate issue price of the Preferred Stock surrendered. Any deemed distribution for accrued dividends will be treated as a taxable dividend (to the extent of the Company's accumulated or current earnings and profits, if any), then as a tax-free return of capital to the extent of your basis in your Preferred Stock, and thereafter as capital gain;

          3. the aggregate tax basis of the shares of Common Stock received by you in exchange for your shares of Preferred Stock will be the same as the aggregate tax basis of the Preferred Stock surrendered in exchange therefor, increased by any taxable amounts realized for accrued and unpaid dividends on the Preferred Stock; and

          4. the holding period of the shares of Common Stock received tax free by you in exchange for your shares of Preferred Stock will include the holding period of the shares of the Preferred Stock surrendered, provided that such shares of Preferred Stock are held as capital assets at the effective time of the Exchange. The holding period for Common Stock received for accrued and unpaid dividends will start a new holding period.

                     CERTAIN SECURITIES LAWS CONSIDERATIONS

     All of the 13,497,863 shares of Preferred Stock outstanding as of December 31, 2000 were issued by the Company in 1997 pursuant to a private offering that was not registered pursuant to the Securities Act or any state securities laws. Separately, on May 5, 1997, we filed a shelf registration covering resales of Preferred Stock and Common Stock issuable upon conversion thereof. The shares of Common Stock to be issued in the Exchange are being offered pursuant to an exemption from the registration requirements of the Securities Act under Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides for an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Accordingly, if you tender shares of Preferred Stock that are "restricted securities" within the meaning of Rule 144 under the Securities Act, the shares of Common Stock you receive in the Exchange Offer will not be freely tradeable and any resale would have to comply with applicable exemptions under the securities laws, including without limitation, Rule 144(K) under the Securities Act of 1933. If the shares of Preferred Stock you tender are not so "restricted," your shares of Common Stock that you receive will be freely tradeable.

                      INTERESTS OF DIRECTORS AND OFFICERS

     The Company is not aware of any of its directors, officers, or affiliates that will be tendering Preferred Stock pursuant to the Exchange Offer. Arthur Simon, a director of the Company, however, owns 4,000 shares of Preferred Stock and would be eligible to tender his shares under the terms of the Exchange Offer. Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in the Preferred Stock during the 60 business days prior to the date hereof.

                  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Preferred Stock as contemplated herein or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Preferred Stock by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for exchange of or exchange of Preferred Stock tendered pursuant to the Exchange Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Exchange Offer to accept for exchange and exchange shares of Preferred Stock are subject to certain conditions. See "The Exchange Offer -- Conditions".

     Material U.S. federal income tax consequences to Holders of Preferred Stock who exchange their Preferred Stock for Common Stock pursuant to Exchange Offer has been passed upon for us by Willkie Farr & Gallagher, New York, New York. Mr. Robert Hodes is of counsel to the law firm of Willkie Farr & Gallagher, a Director of the Company and a member of the Executive and Audit Committees of the Board of Directors of the Company. As of December 31, 2000, Mr. Hodes beneficially owned 20,200 shares of Common Stock, including 20,520 shares exerciseable under the Company's stock option plan.

                               FEES AND EXPENSES

     The Exchange Agent for the Exchange Offer is The Bank of New York. The Information Agent for the Exchange Offer is MacKenzie Partners. The Company has not retained any dealer manager or other agent to solicit tenders with respect to the Exchange Offer.

     All deliveries, correspondence and questions sent or presented to the Exchange Agent or the Information Agent relating to the Exchange Offer should be directed to one of the addresses or telephone numbers set forth on the back cover page of this Offer to Exchange.

     The Information Agent may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Offer to Exchange and related materials to beneficial owners of Preferred Stock.

     Requests for information or additional copies hereof or the Letter of Transmittal should be directed to the Information Agent or the Exchange Agent.

     The Company will pay the Exchange Agent and the Information Agent reasonable and customary compensation for their services in connection with the Exchange Offer, plus reimbursement for out-of-pocket expenses. The Company will indemnify the Exchange Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

     The Company will not pay fees or commissions to any broker, dealer, or other person for soliciting tenders of Preferred Stock pursuant to the Exchange Offer. The Company will, however, upon request through the Information Agent, reimburse brokers, dealers, and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Exchange Offer and related materials to the beneficial owners of Preferred Stock held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, or trust company has been authorized to act as the agent of the Company for purposes of the Exchange Offer.

     The Company will pay or cause to be paid all stock transfer taxes, if any, on its exchange of Preferred Stock except as otherwise provided in Instruction 10 in the Letter of Transmittal. All fees and expenses of the Company attributable to the Exchange Offer will be paid by the Company.

                              INDEPENDENT AUDITORS

     The annual consolidated financial statements and the related financial statement schedule of the Company incorporated by reference hereto from the Company's Annual Report of Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports also incorporated by reference herein.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference into this Offer to Exchange the following documents:

     - Annual Report on Form 10-K for the year ended December 31, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

     - Current Report on Form 8-K dated November 20, 2000; and

     - Current Report on Form 8-K dated January 22, 2001;

     We also are incorporating by reference into this Offer to Exchange all of our filings with the Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the date hereof until the completion of the proposed Exchange.

     The information incorporated herein by reference is considered to be part of this Offer to Exchange and later information that we file with the Commission will automatically update and supersede this information.

     You may obtain a copy of these filings at no cost by writing or telephoning us at:

                           Loral Space & Communications Ltd.
                            c/o Loral SpaceCom Corporation
                            600 Third Avenue
                            New York, NY 10016
                            Telephone: (212) 697-1105
                            Attention: Secretary

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain further information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the Commission's website at http://www.sec.gov.

                                 MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Exchange Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Exchange Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Exchange Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Preferred Stock residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers license under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Exchange Offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption "Where You Can Find More Information."

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                          LORAL SPACE & COMMUNICATIONS LTD.

February 22, 2001

                                    ANNEX A
                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Preferred Stock was created and issued pursuant to the terms of a Schedule that was attached to Loral's Bye-Laws (the "Series C Schedule") upon approval of the creation and issuance of the Preferred Stock by Loral's shareholders, which approval was granted by Loral's shareholders at the April 30, 1997 annual general meeting of shareholders. In addition, Loral has amended its Memorandum of Association and filed a certificate of increase of share capital to reflect the authorization of the Preferred Stock. The following summarizes the material provisions the Series C Schedule and is subject to, and qualified in its entirety by reference to, all the provisions of the Series C Schedule, including the definition therein of certain terms. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Series C Schedule.

DIVIDEND PAYMENTS

     Each share of the Preferred Stock accrues dividends at 6% per annum and is subject to mandatory redemption on the Mandatory Redemption Date. Dividends are computed on the basis of a 360-day year of twelve 30-day months and are payable quarterly in cash in arrears on February 1, May 1, August 1 and November 1 of each year (each a "Payment Date"), to the person in whose name the shares of Preferred Stock are registered at the close of business on the Regular Record Date next preceding such quarterly Payment Date.

     Loral may elect to defer dividend payments on any Payment Date. Arrearages of deferred but unpaid dividend accruals ("Dividend Arrearages") do not bear interest, but so long as any Dividend Arrearage remains outstanding, Loral is prohibited from paying (i) dividends on its Common Stock and (ii) dividends on any other series of Preferred Stock (other than partial dividends pro rata on the Preferred Stock, the Series D Preferred Stock and any other series of preferred stock ranking pari passu with the Preferred Stock). In the event that Loral fails to pay the dividends due for an aggregate of six quarterly payments, the Holders will have limited rights and remedies.

OPTIONAL REDEMPTION

     The Preferred Stock is redeemable in cash at any time, in whole or in part, at the election of Loral (the "Optional Redemption"), at a redemption price equal to the percentage set forth below of the liquidation preference to be redeemed plus accrued and unpaid dividends, if any, to the date of redemption (the "Optional Redemption Date") if redeemed in the 12-month period ending on November 1 of the following years:

                                                    REDEMPTION
YEAR                                                   DATE
----                                                ----------
2001..............................................     101%

and thereafter at a redemption price equal to 100% of the liquidation preference to be redeemed plus accrued and unpaid dividends, if any, to the Optional Redemption Date.

MANDATORY REDEMPTION

     Each share of Preferred Stock (if not earlier redeemed or converted) will be mandatorily redeemed by Loral on the Mandatory Redemption Date at a redemption price of 100% of the liquidation preference per share of Preferred Stock plus accrued and unpaid dividends, if any (including all Dividend Arrearages), to the Mandatory Redemption Date.

     Loral may make payments of the aggregate liquidation preference of the Preferred Stock on the Mandatory Redemption Date, (i) in cash; (ii) by delivery of Common Stock (based upon 100% of the Average Market Value); or (iii) through any combination of the foregoing.

     "Average Market Value" of the Common Stock means the arithmetic average of the Current Market Value of the Common Stock for the ten trading days ending on the second business day prior to the applicable date of payment.

     "Current Market Value" of the Common Stock means the volume weighted average sale price of the Common Stock as reported on the NYSE or any national securities exchange upon which the Common Stock is then listed, for the trading day in question.

CONVERSION RIGHTS

     The Preferred Stock is convertible into Common Stock at any time at the option of the Holder prior to the Mandatory Redemption Date (unless earlier redeemed by Loral), initially at the conversion price (the "Conversion Price") of $20.00 per share (equivalent to 2.5 shares of Common Stock for each $50.00 principal amount of Securities or for each share ($50.00 liquidation preference) of Preferred Stock).

     Preferred Stock surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Payment Date to the opening of business on such Payment Date (except Preferred Stock called for redemption on a Redemption Date within such period) must be accompanied by payment in cash of an amount equal to the dividends thereon which the registered Holder is to receive; provided, that no payment shall be owed or payable to any converting Holder if the Board of Directors of Loral shall have elected to defer the dividends payment to be made on such Payment Date. No other adjustment for dividends, including for any Dividends Arrearages, is to be made upon conversion. Fractional shares of Common Stock will not be issued upon conversion, but in lieu thereof Loral will pay a cash adjustment.

     The right of conversion attaching to any share of Preferred Stock may be exercised by a Holder by delivering the Preferred Stock at the specified office of a conversion agent accompanied by a duly signed and completed notice of conversion. The conversion date shall be the date on which the Preferred Stock and the duly signed and completed notice of conversion shall have been so delivered. A Holder delivering Preferred Stock for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

     The Conversion Price is subject to adjustment (under formulae set forth in the Series C Schedule) under certain circumstances, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock (other than the issuance of Common Stock in connection with the conversion of Preferred Stock);
(ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the Current Market Price; (iii) certain subdivisions and combinations of Common Stock; (iv) the issuance as a dividend or distribution to all holders of Common Stock of shares of capital stock of Loral (other than Common Stock) or evidences of indebtedness, cash or other assets of Loral (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of Loral or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent such distributions, combined with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by Loral for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of Loral's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and (vi) the purchase of Common Stock pursuant to a tender offer made by Loral to the extent that the aggregate consideration, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of Loral's market capitalization on the expiration of such tender offer.

     In the case of certain consolidations or mergers to which Loral is a party or the conveyance or transfer of the properties and assets of Loral substantially as an entirety, each share of Preferred Stock then outstanding would, without the consent of any Holders of Preferred Stock, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, conveyance or transfer by a holder of the number of shares of Common Stock into which the share of Preferred Stock might have been converted immediately prior to such consolidation, merger, conveyance or transfer, assuming such holder of Common Stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon the consolidation, merger, conveyance or transfer (provided that if the kind of amount of securities, cash or other property so receivable is not the same for each non-electing share, the kind and amount so receivable by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares).

RANKING

     The Preferred Stock is subordinated and subject, to the extent and in the manner set forth in the Series C Schedule, to the prior payment in full of all Debt Obligations of Loral (Section 13.01). "Debt Obligations" means the principal of, premium, if any, interest and other amounts due on any indebtedness, whether now outstanding or hereafter created, incurred, assumed or guaranteed by Loral, for money borrowed from others (including obligations under capitalized leases, purchase money indebtedness or any trade credit), liabilities incurred in the ordinary course of business, commitment, standby and other fees due and payable to financial institutions with respect to credit facilities that may be maintained by Loral or in connection with the acquisition by Loral of any other business or entity, or in respect of letters of credit or bid, performance or surety bonds issued for the account or on the credit of Loral, and, in each case, all renewals, extensions and refundings thereof. The Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks pari passu with Loral's Series D Preferred Stock and any other class or series of preferred stock, the terms of which expressly provide that such class or series will rank pari passu with the Preferred Stock and senior to or pari passu with all other series of preferred stock and senior to all Common Stock of Loral. The Series C Schedule for the Preferred Stock does not limit the amount of indebtedness or other obligations that Loral may incur.

     No cash payments of liquidation preference of or dividends on the Preferred Stock may be made and no Preferred Stock may be redeemed, retired or purchased for cash (excepting payment for fractional shares) if Loral is then in default in the payment of any Debt Obligations or if at the time any other Event of Default under the terms of any Debt Obligations exists permitting acceleration thereof. Upon any payment or distribution of assets of Loral in the event of any insolvency, reorganization, liquidation or similar proceeding, all Debt Obligations must be repaid in full (including any interest thereon accruing after the commencement of any proceeding) before the Holders will be entitled to receive or retain any payment. The Preferred Stock may not be declared due and payable prior to the Mandatory Redemption Date because of the failure to make dividend payments when due or to make payments with respect to any applicable redemption or under the terms of any Debt Obligations. By reason of such subordination, in the event of insolvency, creditors of Loral who are holders of Debt Obligations may recover more, ratably, than Holders.

     No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Stock for any period unless full cumulative dividends shall have been or contemporaneously are declared and paid (or are deemed declared and paid) in full or declared and a sum in cash sufficient for such payment set apart for such payment of the Preferred Stock. If full dividends are not so paid, the Preferred Stock will share dividends pro rata with any Parity Stock. No dividends may be paid or set apart for such payment on other series of preferred stock of Loral or the Common Stock (collectively, "Junior Stock") (except dividends on Junior Stock payable in additional shares of Junior Stock) and no Junior Stock or any Parity Stock may be repurchased, redeemed or otherwise retired nor may funds be set apart for payment with respect thereto, if full cumulative dividends have not been paid in full (or deemed paid) on the Preferred Stock. Payments of

Dividend Arrearages and dividends in connection with any optional redemption may be declared and paid at any time, without reference to any regular Payment Date, to holders of record on such date, not more than 45 days prior to the payment thereof, as may be fixed by the Board of Directors of Loral. So long as any shares of Preferred Stock are outstanding, Loral shall not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Parity Stock or Junior Stock or any warrants, rights, calls or options exercisable for or convertible into any Parity Stock or Junior Stock, and shall not permit any corporation or other entity directly or indirectly controlled by Loral to purchase or redeem any Parity Stock or Junior Stock or any such warrants, rights, calls or options unless full cumulative dividends determined in accordance herewith on the Preferred Stock have been paid (or are deemed paid) in full.

DENOMINATION, REGISTRATION AND TRANSFER

     The certificates representing the Preferred Stock were issued in fully registered form. The Preferred Stock was deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee in the form of a global Preferred Stock certificate (the "Global Certificate") or remain in the custody of the Transfer Agent pursuant to a FAST Balance Certificate Agreement between DTC and the Transfer Agent.

     Upon the issuance of the Global Certificate, DTC or its custodian credited, on its internal system, the respective liquidation preference of the individual beneficial interests represented by such Global Certificate to the accounts of persons who had accounts with such depositary. Ownership of beneficial interests in a Global Certificate is limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Certificate is shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of a Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Stock represented by such Global Certificate for all purposes under the Series C Schedule and the Preferred Stock. No beneficial owner of an interest in a Global Certificate will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those described above.

     Payments of the liquidation preference of and dividends on a Global Certificate will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Loral, any transfer agent nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Loral expects that DTC or its nominee, upon receipt of any payment of dividends on a Global Certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the aggregate liquidation preference of such Global Certificate as shown on the records of DTC or its nominee. Loral also expects that payments by participants to owners of beneficial interests in such Global Certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a Holder requires physical delivery of shares of Preferred Stock issued in certificated form ("Certificated Securities") for any reason, including to sell Preferred Stock to persons in jurisdictions which require such delivery of such Securities or to pledge such Preferred Stock, such Holder must transfer its interest in a Global Certificate in accordance with the normal procedures of DTC and the procedures set forth in the Series C Schedule.

     Loral expects that DTC will take any action permitted to be taken by a Holder of Preferred Stock (including the presentation of Preferred Stock for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Certificate are credited and only in respect of such portion of the aggregate liquidation preference of the Preferred Stock as to which such participant or participants has or have given such direction.

     DTC has advised Loral as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although Loral expects that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in a Global Certificate, among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Loral nor any transfer agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as depositary for a Global Certificate and a successor depositary is not appointed by Loral within 90 days, Loral will issue Certificated Securities in exchange for a Global Certificate which will bear the legend referred to under "Notice to Investors" subject to the provisions of such legend.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Preferred Stock in accordance with the Series C Schedule. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Loral may require a Holder to pay any taxes and fees required by law or permitted by the Series C Schedule. Loral is not required to transfer or exchange any Preferred Stock selected for redemption. Also, Loral is not required to transfer or exchange any Preferred Stock for a period of 15 days before a selection of Preferred Stock to be redeemed.

     The registered Holder of Preferred Stock will be treated as the owner of such Preferred Stock for all purposes.

     The transfer of Preferred Stock may be registered, and Preferred Stock may be presented in exchange for other Preferred Stock of different authorized denominations, at the office of the Transfer Agent or the agency maintained by Loral for such purpose in New York City and any other office or agency maintained by Loral for such purpose, without service charge (other than the cost of delivery) and upon payment of any taxes or other governmental charges. Preferred Stock may also be presented for purposes of such exchange (but not registration) at the offices of the Transfer Agent in London, or such other paying agents as may be specified in notices to the Holders of Preferred Stock in accordance with "Notices" below. Loral shall not be required, in the event of a redemption in part, (i) to register the transfer of Preferred Stock for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the Preferred Stock called for such redemption; or (ii) to register the transfer of or exchange of, any such Preferred Stock, or portion thereof, called for redemption.

PAYMENTS, PAYING AGENTS AND CONVERSION AGENTS

     The liquidation preference or Redemption Price of and dividends on the Preferred Stock will be payable and the Preferred Stock will be convertible and exchangeable and transfers thereof will be registrable, at the office of the Transfer Agent or the office or agency of Loral maintained for such purpose in The City of New York and at any other office or agency maintained by Loral for such purpose, provided that, at the option of Loral, payment of dividends in cash may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. All payments of cash will be made in United States Dollars.

     Payments of the liquidation preference or Redemption Price of the Preferred Stock will be made at the corporate trust office of the Transfer Agent or agency maintained by Loral for such purpose in New York City or any office or agency maintained for such purpose. If the payments are made in cash, such payments shall be made by United States dollar check drawn on, or wire transfer to a United States dollar account maintained by the Holder with, a bank located in New York City mailed to the Holder at such Holder's registered address or (if arrangements satisfactory to Loral are made by the agent of the Holder) by wire transfer to a dollar account maintained by the Holder with a bank in New York City. Payment of dividends on any Payment Date will be made to the person in whose name such Preferred Stock are registered at the close of business on the Regular Record Date prior to the relevant Payment Date. Dividends payable on any Preferred Stock that is redeemed in cash will be payable in the manner described above with respect to payments of the Redemption Price of the Preferred Stock, except Preferred Stock that is redeemed on a date after the close of business on the Regular Record Date immediately preceding such Payment Date and on or before the Payment Date, on which dividends will be paid to the Holder of record on the Regular Record Date.

     The Preferred Stock may be surrendered for conversion or exchange at the corporate trust office of the Transfer Agent or the agency maintained by Loral for such purpose in New York City or, at the option of the Holder and subject to applicable laws and regulations, at the office of any of the conversion agents.

     The paying agents and conversion agents may be terminated at any time and additional or other paying and conversion agents may be appointed, provided that until the Preferred Stock has been delivered for cancellation, or monies and/or Common Stock sufficient to pay the liquidation preference of and dividends on the Preferred Stock has been made available for payment and either paid or returned to Loral, a paying, conversion and transfer agent will be maintained
(i) in New York City for the payment of the liquidation preference or Redemption Price of and dividends, on Preferred Stock and for the surrender of Preferred Stock for conversion or redemption and (ii) in a European city for the payment of the liquidation preference or Redemption Price of and dividends, on Preferred Stock and for the surrender of Preferred Stock for conversion or redemption. Notice of any such termination or appointment and of any change in the office through which any paying, conversion or transfer agent will act will be given in accordance with "Notices" below.

     All monies paid and all Common Stock delivered by Loral to a paying agent for the payment of liquidation preference or Redemption Price of or dividends on any Preferred Stock that remain unclaimed at the end of two years after such liquidation preference or dividends shall have become due and payable will be repaid or returned, as the case may be, to Loral, and the Holder of such Preferred Stock will thereafter look only to Loral for payment or delivery thereof.

VOTING RIGHTS

     Except as required by law, the Holders will not be entitled to any voting rights unless Loral has deferred scheduled payments of dividends on the Preferred Stock for an aggregate of six quarterly dividends (a "Deferral Trigger Event"). If a Deferral Trigger Event occurs while the Preferred Stock is outstanding, then holders of a majority of the outstanding shares of the Preferred Stock, voting as a class, will be entitled to elect two directors (the "Preferred Stock Directors") to the Board of Directors. Preferred Stock Directors will promptly resign upon receipt of notice from Loral that all Dividend Arrearages with respect to the Preferred Stock have been paid.

REGISTRATION RIGHTS

     Loral maintains a Shelf Registration Statement with respect to resales of the Preferred Stock and the Common Stock issuable upon conversion thereof and will maintain such Shelf Registration Statement continuously effective under the Securities Act until such date as of which neither the Preferred Stock nor the shares of Common Stock issuable upon conversion thereof shall constitute restricted securities pursuant to

Rule 144(k) or all the Preferred Stock and the shares of Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement.

REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any Preferred Stock is outstanding, Loral will file with the Commission and furnish to the Holders of Preferred Stock all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K including a "Management's Discussion and Analysis of Results of Operations and Financial Condition" and, with respect to the annual information only, a report thereon by Loral's certified independent accountants.

MODIFICATION OF THE MEMORANDUM OF ASSOCIATION AND BYE-LAWS

     Modification of the Series C Schedule may be made by Loral, with the consent of the Holders of two-thirds in aggregate liquidation preference of the outstanding Preferred Stock; provided, that no such modification or amendment may, without the consent of the Holder of each outstanding share of Preferred Stock affected thereby, (i) change the Mandatory Redemption Date of the liquidation preference of, or the due date of any installment of dividends on the Preferred Stock, (ii) reduce the liquidation preference or Redemption Price of or the rate of dividends thereon any Preferred Stock, (iii) change the place of payment where, or the coin or currency in which, any share of Preferred Stock or any payment thereon is payable, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) adversely affect the conversion rights of the Holders, (vi) modify the provisions of the Series C Schedule with respect to the subordination of the Preferred Stock in a manner adverse to the Holders, (vii) adversely affect the right to require Loral to redeem Preferred Stock or (viii) reduce the percentage of liquidation preference of Preferred Stock the consent of whose Holders is required for modification of the Series C Schedule or for waiver of compliance with certain provisions of the Series C Schedule or for waiver of certain defaults. In addition, the Series C Schedule provides that Loral shall not make any amendments to the Bye-Laws that would have the effect of amending any provision of the Series C Schedule in a manner that is adverse to the interests of the holders of the Preferred Stock without the approval of the holders of a majority of the outstanding shares of Preferred Stock.

ADJUSTMENT FOR FRACTIONAL SHARES

     No fractional shares of Common Stock will be delivered upon the redemption or conversion of any Preferred Stock. Whether or not a fractional share would be delivered to a Holder of Preferred Stock shall be based upon the total number of Shares of Preferred Stock at the time held by such Holder and the total number of shares of Common Stock otherwise deliverable in respect thereof. In lieu of the issuance of a fraction of a share of Common Stock, Loral shall pay instead an amount in cash (rounded to the nearest whole cent) equal to the same fraction of the closing sales price of a share of Common Stock on the trading day immediately preceding the redemption or conversion date.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Series C Schedule provides that Loral shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) any such successor assumes Loral's obligations under the Preferred Stock or, if applicable, the shares of Preferred Stock shall be converted into or exchanged for and shall become shares of such surviving person, having in respect of such surviving person the same powers, preference and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the Preferred Stock had immediately prior to such transaction, (ii) after giving effect thereto, no Event of Default shall have occurred and be continuing and
(iii) certain other conditions under the Series C Schedule are met.

NOTICES

     Notice to Holders of Preferred Stock will be given by mail to the registered addresses of such Holders.

REPLACEMENT OF SECURITIES

     Shares of Preferred Stock that become mutilated, destroyed, stolen or lost will be replaced by Loral at the expense of the Holder upon delivery to the Transfer Agent, as the case may be, of the shares or evidence of the loss, theft or destruction thereof satisfactory to Loral and the Trustee or such transfer agent. In the case of a lost, stolen or destroyed share of Preferred Stock, an indemnity satisfactory to Loral and the Transfer Agent may be required at the expense of the Holder of such share before a replacement share will be issued.

GOVERNING LAW

     The Series C Schedule and the Preferred Stock are governed by, and construed in accordance with, the laws of Bermuda.

THE TRANSFER AGENT

     The Bank of New York is the Transfer Agent for the Preferred Stock and the Common Stock.

     Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for shares of Preferred Stock and any other required documents should be sent or delivered by each Holder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at its address set forth below.

                 The Exchange Agent for the Exchange Offer is:

                              THE BANK OF NEW YORK

          By Mail:                By Facsimile Transmission:      by Hand or Overnight Courier:
Tender & Exchange Department      (for eligible institutions      Tender & Exchange Department
         P.O. 11248                          only)                     101 Barclay Street
    Church Street Station               (212) 815-6213              Receive & Deliver Window
   New York, NY 10286-1248                                             New York, NY 10286
                                  For Confirmation Telephone:
                                        (212) 815-6156

                The Information Agent for the Exchange Offer is:

                           [MacKenzie Partners LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

     Additional copies of the Offer to Exchange, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Agent as set forth above. Holders also may contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.